SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_ No X

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **03** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

TO SEPTEMBER 30 OF 2008 AND 2007

CONSOLIDATED

(Mexican Pesos)

Final Printing

s01	**TOTAL ASSETS**	**1,299,869,878**	**100**	**1,302,429,018**	**100**
s02	**CURRENT ASSETS**	**429,046,021**	**33**	**409,999,167**	**31**
s03	CASH AND SHORT-TERM INVESTMENTS	151,053,664	12	153,538,752	12
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	73,280,093	6	91,374,901	7
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	68,097,094	5	82,159,331	6
s06	INVENTORIES	122,677,471	9	74,224,900	6
s07	OTHER CURRENT ASSETS	13,937,699	1	8,701,283	1
s08	**LONG-TERM**	**28,606,566**	**2**	**33,697,138**	**3**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	28,606,566	2	33,697,138	3
s11	OTHER INVESTMENTS	0	0	0	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**831,832,152**	**64**	**778,200,963**	**60**
s13	LAND AND BUILDINGS	609,142,401	47	537,807,412	41
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	910,061,857	70	841,253,383	65
s15	OTHER EQUIPMENT	51,960,004	4	50,201,993	4
s16	ACCUMULATED DEPRECIATION	829,529,904	64	738,167,280	57
s17	CONSTRUCTION IN PROGRESS	90,197,794	7	87,105,455	7
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**10,385,139**	**1**	**4,047,806**	**0**
s19	**OTHER ASSETS**	**0**	**0**	**76,483,944**	**6**
s20	**TOTAL LIABILITIES**	**1,193,208,184**	**100**	**1,236,488,824**	**100**
s21	**CURRENT LIABILITIES**	**224,138,075**	**19**	**205,953,932**	**17**
s22	SUPPLIERS	37,795,560	3	28,026,883	2
s23	BANK LOANS	52,079,431	4	23,600,548	2
s24	STOCK MARKET LOANS	31,691,476	3	39,300,734	3
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	63,794,109	5	84,472,658	7
s26	OTHER CURRENT LIABILITIES WITHOUT COST	38,777,499	3	30,553,109	2
s27	**LONG-TERM LIABILITIES**	**445,772,708**	**37**	**483,467,485**	**39**
s28	BANK LOANS	170,350,125	14	154,297,646	12
s29	STOCK MARKET LOANS	275,422,583	23	329,169,839	27
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**28,933,284**	**2**	**6,606,592**	**1**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**494,364,117**	**41**	**540,460,815**	**44**
s33	**CONSOLIDATED STOCKHOLDERS EQUITY**	**106,661,694**	**100**	**65,940,194**	**100**
s34	**MINORITY INTEREST**	**0**	**0**	**0**	**0**
s35	**MAJORITY INTEREST**	**106,661,694**	**100**	**65,940,194**	**100**
s36	**CONTRIBUTED CAPITAL**	**250,550,552**	**235**	**234,635,654**	**356**
s79	CAPITAL STOCK	250,550,552	235	234,635,654	356
s39	PREMIUM ON ISSUANCE OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**-143,888,858**	**-135**	**-168,695,460**	**-256**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	-143,540,050	-135	-332,218,066	-504
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	-348,808	0	163,522,606	248
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **03** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Mexican Pesos)

CONSOLIDATED

Final Printing

s03	**CASH AND SHORT-TERM INVESTMENTS**	**151,053,664**	**100**	**153,538,752**	**100**
s46	CASH	65,688,725	43	49,914,316	33
s47	SHORT-TERM INVESTMENTS	85,364,939	57	103,624,436	67
s07	**OTHER CURRENT ASSETS**	**13,937,699**	**100**	**8,701,283**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	13,937,699	100	8,701,283	100
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**10,385,139**	**100**	**4,047,806**	**100**
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	10,385,139	100	4,047,806	100
s19	**OTHER ASSETS**	**0**	**100**	**76,483,944**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	76,483,944	100
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	**CURRENT LIABILITIES**	**224,138,075**	**100**	**205,953,932**	**100**
s52	FOREIGN CURRENCY LIABILITIES	67,622,734	30	48,557,310	24
s53	MEXICAN PESOS LIABILITIES	156,515,341	70	157,396,622	76
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**38,777,499**	**100**	**30,553,109**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	14,532,459	48
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	38,777,499	100	16,020,650	52
s105	BENEFITS TO EMPLOYEES	0	0	0	0
s27	**LONG-TERM LIABILITIES**	**445,772,708**	**100**	**483,467,485**	**100**
s59	FOREIGN CURRENCY LIABILITIES	352,391,893	79	385,287,849	80
s60	MEXICAN PESOS LIABILITIES	93,380,815	21	98,179,636	20
s31	**DEFERRED LIABILITIES**	**28,933,284**	**100**	**6,606,592**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	28,933,284	100	6,606,592	100
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**494,364,117**	**100**	**540,460,815**	**100**
s66	DEFERRED TAXES	0	0	0	0
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	466,050,226	94	511,748,236	95
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	28,313,891	6	28,712,579	5
s79	**CAPITAL STOCK**	**250,550,552**	**100**	**234,635,654**	**100**
s37	CAPITAL STOCK (NOMINAL)	250,550,552	100	234,635,654	100
s38	RESTATEMENT OF CAPITAL STOCK	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **03** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Mexican Pesos)

CONSOLIDATED

Final Printing

s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**-143,540,050**	**100**	**-332,218,066**	**100**
s93	LEGAL RESERVE	839,664	0	842,331	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	-48,326,366	15
s95	RETAINED EARNINGS	-149,934,800	104	-298,866,729	90
s45	NET INCOME FOR THE YEAR	5,555,086	-4	14,132,698	-4
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**-348,808**	**100**	**163,522,606**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	162,773,307	100
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	632,518	-181	2,225,507	1
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-981,326	281	-1,479,949	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	3,741	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB**

QUARTER: **03** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

OTHER CONCEPTS

(Mexican Pesos)

CONSOLIDATED

Final Printing

s72	WORKING CAPITAL	204,907,946	204,045,235
s73	PENSIONS AND SENIORITY PREMIUMS	11,534,909	9,639,772
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	141,466	141,597
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	0	0
s78	REPURCHASED SHARES (*)	0	0
s101	RESTRICTED CASH	0	0
s102	DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **03** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2008 AND 2007

(Mexican Pesos)

CONSOLIDATED

Final Printing

r01	**NET SALES**	**1,064,912,636**	**100**	**824,096,759**	**100**
r02	COST OF SALES	440,993,416	41	320,928,266	39
r03	**GROSS PROFIT**	**623,919,220**	**59**	**503,168,493**	**61**
r04	GENERAL EXPENSES	71,581,738	7	60,325,042	7
r05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**552,337,482**	**52**	**442,843,451**	**54**
r08	OTHER INCOME AND (EXPENSE), NET	161,661,214	15	49,857,676	6
r06	COMPREHENSIVE FINANCING RESULT	-22,094,530	-2	-18,624,338	-2
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	-1,288,033	0	4,603,874	1
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**690,616,133**	**65**	**478,680,663**	**58**
r10	INCOME TAXES	685,061,047	64	464,547,965	56
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**5,555,086**	**1**	**14,132,698**	**2**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**5,555,086**	**1**	**14,132,698**	**2**
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	**NET INCOME OF MAJORITY INTEREST**	**5,555,086**	**1**	**14,132,698**	**2**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **03** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Mexican Pesos)

CONSOLIDATED

Final Printing

r01	**NET SALES**	**1,064,912,636**	**100**	**824,096,759**	**100**
r21	DOMESTIC	519,381,741	49	435,507,269	53
r22	FOREIGN	545,530,895	51	388,589,490	47
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r08	**OTHER INCOME AND (EXPENSE), NET**	**161,661,214**	**100**	**49,857,676**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	161,661,214	100	49,857,676	100
r34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**-22,094,530**	**100**	**-18,624,338**	**100**
r24	INTEREST EXPENSE	38,947,440	-176	39,475,563	-212
r42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	20,094,586	-91	16,102,894	-86
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	-3,241,676	15	-2,848,095	15
r28	RESULT FROM MONETARY POSITION	0	0	7,596,426	-41
r10	**INCOME TAXES**	**685,061,047**	**100**	**464,547,965**	**100**
r32	INCOME TAX	685,061,047	100	464,547,965	100
r33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **03** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF INCOME

OTHER CONCEPTS

(Mexican Pesos)

CONSOLIDATED

Final Printing

r36	TOTAL SALES	1,064,912,636	824,096,759
r37	TAX RESULT FOR THE YEAR	5,555,086	14,132,698
r38	NET SALES (**)	1,379,188,750	1,072,454,233
r39	OPERATING INCOME (**)	702,262,337	555,259,052
r40	NET INCOME OF MAJORITY INTEREST (**)	-26,885,188	9,724,435
r41	NET CONSOLIDATED INCOME (**)	-26,885,188	9,724,435
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	62,566,408	48,349,065

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB**

QUARTER: **03** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

FROM JULY1 TO SEPTEMBER 30 OF 2008

(Mexican Pesos)

Final Printing

rt01	**NET SALES**	**371,873,245**	**100**	**294,494,279**	**100**
rt02	COST OF SALES	162,387,365	44	117,225,772	40
rt03	**GROSS PROFIT**	**209,485,880**	**56**	**177,268,507**	**60**
rt04	GENERAL EXPENSES	17,319,470	5	21,353,206	7
rt05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**192,166,410**	**52**	**155,915,301**	**53**
rt08	OTHER INCOME AND (EXPENSE), NET	65,803,697	18	17,860,407	6
rt06	COMPREHENSIVE FINANCING RESULT	-14,715,038	-4	-3,412,056	-1
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	-5,915,506	-2	-1,265,726	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**237,339,563**	**64**	**169,097,926**	**57**
rt10	INCOME TAXES	251,732,796	68	182,803,724	62
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**-14,393,233**	**-4**	**-13,705,798**	**-5**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**-14,393,233**	**-4**	**-13,705,798**	**-5**
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	**NET INCOME OF MAJORITY INTEREST**	**-14,393,233**	**-4**	**-13,705,798**	**-5**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **03** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Mexican Pesos)

Final Printing

rt01	**NET SALES**	**371,873,245**	**100**	**294,494,279**	**100**
rt21	DOMESTIC	177,755,952	48	147,660,899	50
rt22	FOREIGN	194,117,293	52	146,833,380	50
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt08	**OTHER INCOME AND (EXPENSE), NET**	**65,803,697**	**100**	**17,860,407**	**100**
rt49	OTHER INCOME AND (EXPENSE), NET	65,803,697	100	17,860,407	100
rt34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**-14,715,038**	**100**	**-3,412,056**	**100**
rt24	INTEREST EXPENSE	13,667,291	-93	12,054,538	-353
rt42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	14,271,596	-97	6,274,999	-184
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	-15,319,343	104	-3,011,595	88
rt28	RESULT FROM MONETARY POSITION	0	0	5,379,078	-158
rt10	**INCOME TAXES**	**251,732,796**	**100**	**182,803,724**	**100**
rt32	INCOME TAX	251,732,796	100	182,803,724	100
rt33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB**

QUARTER: **03** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Mexican Pesos)

Final Printing

rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	22,435,127	15,402,566

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **03** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2008 AND 2007

(Mexican Pesos)

CONSOLIDATED

Final Printing

c01	**CONSOLIDATED NET INCOME**	**0**	**14,132,698**
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	109,591,258
c03	**RESOURCES FROM NET INCOME FOR THE YEAR**	**0**	**123,723,956**
c04	RESOURCES PROVIDED OR USED IN OPERATION	0	-31,103,256
c05	**RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES**	**0**	**92,620,700**
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	-44,346,575
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	-220,751
c08	**RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES**	**0**	**-44,567,326**
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**0**	**-90,291,022**
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	-42,237,648
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	0	195,776,399
c12	**CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD**	**0**	**153,538,751**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **03** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Mexican Pesos)

CONSOLIDATED

Final Printing

c02	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES**	**0**	**109,591,258**
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	48,349,091
c41	+ (-) OTHER ITEMS	0	61,242,167
c04	**RESOURCES PROVIDED OR USED IN OPERATION**	**0**	**-31,103,256**
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	0	-36,371,166
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	-1,870,864
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	0	139,050
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	0	-9,076,088
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	16,075,812
c06	**RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES**	**0**	**-44,346,575**
c23	+ BANK FINANCING	0	615,939
c24	+ STOCK MARKET FINANCING	0	8,247,880
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	-3,730,862
c27	(-) BANK FINANCING AMORTIZATION	0	-14,529,802
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	-34,949,730
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	**RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES**	**0**	**-220,751**
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	-263,330
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	42,579
c43	+ (-) OTHER ITEMS	0	0
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**0**	**-90,291,022**
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	-89,354,820
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	-936,202
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **03** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

Final Printing

(Mexican Pesos)

CONSOLIDATED

e01	**INCOME (LOSS) BEFORE INCOME TAXES**	690,616,133	0
e02	+ (-)ITEMS NOT REQUIRING CASH	0	0
e03	+ (-)ITEMS RELATED TO INVESTING ACTIVITIES	145,020,616	0
e04	+ (-)ITEMS RELATED TO FINANCING ACTIVITIES	4,294,311	0
e05	**CASH FLOW BEFORE INCOME TAX**	839,931,060	0
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-802,258,839	0
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	37,672,221	0
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-80,522,476	0
e09	**FINANCING ACTIVITIES**	-42,850,255	0
e10	NET CASH FROM FINANCING ACTIVITIES	22,906,679	0
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	-19,943,576	0
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	170,997,240	0
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	151,053,664	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **03** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATE OF CASH FLOW (INDIRECT METHOD)

DESGLOSE DE MAIN CONCEPTS

Final Printing

(Mexican Pesos)

CONSOLIDATED

e02	**+ (-)ITEMS NOT REQUIRING CASH**	0	0
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	0
e17	+ (-)OTHER UNREALIZED ITEMS	0	0
e03	**+ (-)ITEMS RELATED TO INVESTING ACTIVITIES**	145,020,616	0
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	62,566,408	0
e19	(-) +GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-) +EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	-1,288,033	0
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	83,742,241	0
e04	**+ (-)ITEMS RELATED TO FINANCING ACTIVITIES**	4,294,311	0
e25	+ACCRUED INTEREST	0	0
e26	+ (-) OTHER ITEMS	4,294,311	0
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-802,258,839	0
e27	+ (-)DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	8,020,751	0
e28	+ (-)DECREASE (INCREASE) IN INVENTORIES	-29,360,272	0
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-461,351	0
e30	+ (-)INCREASE (DECREASE) IN SUPPLIERS	2,657,215	0
e31	+ (-)INCREASE (DECREASE) IN OTHER LIABILITIES	-15,254,889	0
e32	+ (-) INCOME TAXES PAID OR RETURNED	-767,860,293	0
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-80,522,476	0
e33	-PERMANENT INVESTMENT IN SHARES	0	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	-INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-89,685,771	0
e36	+SALE OF PROPERTY, PLANT AND EQUIPMENT	1,772,498	0
e37	-INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	-OTHER PERMANENT INVESTMENTS	5,744,821	0
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+INTEREST RECEIVED	0	0
e43	+ (-)DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-)OTHER ITEMS	1,645,976	0
e10	**NET CASH FROM FINANCING ACTIVITIES**	22,906,679	0
e45	+BANK FINANCING	45,332,715	0
e46	+STOCK MARKET FINANCING	60,313,324	0
e47	+OTHER FINANCING	0	0
e48	(-)BANK FINANCING AMORTIZATION	-53,235,344	0
e49	(-)STOCK MARKET FINANCING AMORTIZATION	-28,039,991	0
e50	(-)OTHER FINANCING AMORTIZATION	0	0
e51	+ (-)INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-)DIVIDENDS PAID	0	0
e53	+PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	2,806,200	0
e55	-INTEREST EXPENSE	0	0
e56	-REPURCHASE OF SHARES	0	0
e57	+ (-)OTHER ITEMS	-4,270,225	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **03** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

DATA PER SHARE

CONSOLIDATED

Final Printing

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.01		$	0.01	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0		$	0	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0		$	0	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	0		$	0	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0		$	0	
d08	CARRYNG VALUE PER SHARE	$	0.00		$	0.00	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0		$	0	
d10	DIVIDEND IN SHARES PER SHARE		0	shares		0	shares
d11	MARKET PRICE TO CARRYING VALUE		0	times		0	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		0	times		0	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0	times		0	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

RATIOS

CONSOLIDATED

Final Printing

	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	0.52	%	1.71	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS EQUITY (**)	-25.21	%	14.75	%
p03	NET INCOME TO TOTAL ASSETS (**)	-2.07	%	0.75	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	23.32	%	-0.58	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	0.00	%	53.75	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.06	times	0.82	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIPMENT (NET) (**)	1.66	times	1.38	times
p08	INVENTORIES TURNOVER (**)	5.29	times	6.32	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	16	days	26	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	1.15	%	0.97	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	91.79	%	94.94	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS EQUITY	11.19	times	18.75	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	35.20	%	35.09	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	53.59	%	62.13	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	14.18	times	11.22	times
p16	NET SALES TO TOTAL LIABILITIES (**)	1.16	times	0.87	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.91	times	1.99	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.37	times	1.63	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.36	times	0.33	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	67.39	%	74.55	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Exploration and Production

During the third quarter of 2008, crude oil production decreased by 9.8% as compared to the same quarter of the previous year, from 3,055 to 2,755 Mbd.

Production of heavy crude oil decreased by 15.3%, primarily due to lower production at the Cantarell complex and production shutdown at wells in the Gulf of Mexico due to lack of additional storage capacity, as a result of the shutdown of refineries in the northern coast of the Gulf of Mexico due to hurricane Ike. Cantarell's decline was partially offset by a 32% increase in production from Ku-Maloob-Zaap (KMZ).

Total natural gas production increased by 14.3% as compared to production recorded in the same quarter of the previous year, from 6,094 to 6,963 MMcfd.

The production of associated natural gas increased by 25.9%, primarily due to greater production from the transition zone at the Cantarell complex, and higher production volumes from the Ku-Maloob-Zaap, Caan, Crudo Ligero Marino and Ixtal-Manik projects. The production of non-associated natural gas decreased by 1.2%, primarily due to lower activity at the Burgos and Lankahuasa projects in the Northern region.

Gas and Basic Petrochemicals

During the third quarter of 2008, total on-shore natural gas processing was 2.8% greater than in the same quarter of the previous year, mainly due to lower than normal production of sour wet gas in the third quarter of 2007, which increased by 6.9% as a result of lower production due to the attacks of pipelines registered on September 2007 and hurricane Dean on August 2007.

Sweet wet gas processing, however, decreased by 8.2% due to lower gas supply in the Northern region. As a result, dry gas production increased by 1.7%.

Natural gas liquids production decreased by 4.6% primarily due to a 34.5% decrease in production of condensates in the same period, from 69 to 45 Mbd, associated with illegal tapping at Burgos, as well as to increased nitrogen content in associated gas in the Northeast Marine region.

Refining

During the third quarter of 2008, total crude oil processing increased by 2.7% as compared to the same quarter of the previous year. Heavy crude oil processing increased by 11.8%, due to lower than normal levels recorded during the third quarter of 2007, as a result of the shutdown pipelines for repairs after they were attacked during July and September; in contrast, light crude oil processing decreased by 2.4% due to the operational program aimed at increasing the utilization of deep conversion equipment.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The average production of petroleum products decreased by 1.6% as compared to the same quarter of the previous year, from 1,458 to 1,434 Mbd, as a result of maintenance during the quarter. Production of gasoline decreased by 2.5%, while fuel oil production decreased by 6.8%. Additionally, production of liquefied petroleum gas (LPG) decreased by 4.3%, primarily due to lower production of natural gas liquids.

As of September 30, 2008, the number of franchised gas stations increased by 5.4% with respect to the same quarter of the previous year, from 7,801 to 8,222 franchises.

Petrochemicals

During the third quarter of 2008, total petrochemicals production, including intermediate products and byproducts, increased by 4.9% as compared to the same quarter of the previous year, from 2,968 to 3,113 thousand tons (Mt).

This decrease was primarily driven by an increase in the production of methane derivatives as a result of higher production of ammonia due to greater demand for urea, an increased production of oxygen and nitrogen, which are intermediate products incorporated in other processes and included in other products, and a decrease in production of aromatics and derivatives, as a result of lower production of paraxylene due to market conditions and the maintenance cycle of the styrene plant.

International Trade

During the third quarter of 2008, the volume of our crude oil exports decreased by 23.8% with respect to the same quarter of the previous year, from 1,690 to 1,287 Mbd, primarily as a result of lower production and deferred shipments due to the closing of refineries in the U.S. Gulf coast as a result of hurricane Ike.

85% of total crude oil exports was delivered to the United States, while the remaining 15% was distributed among Europe (8%), the rest of the Americas (5%) and the Far East (2%).

The weighted average export price of the Mexican crude oil basket increased by 66.8%, from US$65.0 to US$108.4 per barrel as compared to the same quarter of the previous year.

Dry gas exports increased from 119 to 145 MMcfd as compared to the same quarter of the previous year, due to an increase in production and lower demand in the power generation sector.

Exports of petroleum products remained stable, at 189 Mbd, compared to the same quarter of the previous year. In volume the main petroleum products exported during the third quarter of 2008 were naphtha and long residue.

Petrochemical exports increased from 165 to 169 Mt, primarily due to greater ammonia sales. In volume, the main petrochemical products exported during the third quarter of 2008 were sulfur and ammonia.

During the third quarter of 2008, dry gas imports decreased from 411 to 373 MMcfd with respect to the same quarter of the previous year, primarily due to increased domestic production of dry gas and lower demand in the power generation sector.

Imports of petroleum products increased from 493 to 604 Mbd, primarily as a result of greater purchases of diesel and gasoline. The main imports of petroleum products, by volume, were gasoline and diesel.

Petrochemical imports decreased from 102 to 99 Mt, primarily due to lower methanol purchases. The main petrochemical imports, by volume, were methanol and isobutane.

Income Statement

During the third quarter of 2008, total sales, including revenues from services, increased by 26.3% to Ps. 371.9 billion (US$33.9 billion), as compared to the same quarter of the previous year, primarily due to an increase in the weighted average crude oil export price.
Cost of sales increased by 38.5%, to Ps. 162.4 billion (US$14.8 billion), as compared to the same quarter of 2007. This increase was primarily the result of an increase of Ps. 49.9 billion in product purchases, and an increase of Ps. 7.1 billion in depreciation and amortization.

During the quarter, cost of sales as a percentage of total sales amounted to 43.7%, representing an increase of 3.9 percentage points as compared to the same quarter of the previous year, primarily as a result of higher costs of product purchases.

General expenses decreased by 18.9%, to Ps. 17.3 billion (US$1.6 billion) as compared to the same quarter of 2007, primarily due to a decrease in cost of the reserve for labor obligations reflected in administrative expenses.

Comprehensive financing result decreased from an expense of Ps. 3.4 billion to an expense of Ps. 14.7 billion (US$1.3 billion). This decrease resulted from an increase of Ps. 12.3 billion in foreign exchange loss originated by the depreciation of the Mexican peso against the U.S. dollar[1], a decrease of Ps. 5.4 billion in monetary gain which, in accordance with the adoption of Mexican FRS B-10 "Effects of inflation", is eliminated in 2008[2]; and an increase of Ps. 6.4 billion in net interests and financial products.

[1] In the notes to the financial statements sent to the Mexican Banking and Securities Commission, the breakdown of foreign exchange monetary position is included.
[2] Mexican FRS B-10 "Effects of Inflation" establishes that, in a non-inflationary environment, financial statements will not update for inflation; therefore the monetary loss (gain) is eliminated.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As part of the regular conduct of its operations, PEMEX enters into contracts for acquisition and disposition of goods and services in foreign currencies. The currency effect generated during the period between the date when the goods and services are received, or delivered, and the time when they are paid for, is registered as a foreign exchange gain or loss.

Given the prevailing international situation and its effect on the Mexican peso with respect to the U.S. dollar, PEMEX is evaluating the future impact of the above mentioned currency effect.

Income before taxes and duties increased by 40.4% to Ps. 237.3 billion (US$21.6 billion), primarily as a result of an increase of Ps. 47.9 billion in other net revenues, and an increase of Ps. 36.3 billion in operating income.

During the third quarter of 2008, taxes and duties increased by 37.7% to Ps. 251.7 billion (US$22.9 billion) as compared to the same quarter of 2007, primarily due to higher crude oil and natural gas prices.

During the quarter, taxes and duties paid as a percentage of total sales amounted to 67.7%.

PEMEX recorded a net loss of Ps. 14.4 billion (US$1.3 billion), as compared to a net loss of Ps. 13.7 billion in the third quarter of 2007. This variation is primarily a result of the foreign exchange loss during the quarter.

Balance Sheet

As of September 30, 2008, current assets increased by 4.6% to Ps. 429.0 billion, as compared to the previous year. The value of inventories increased from Ps. 74.2 to Ps. 122.7 billion; cash and cash equivalents decreased from Ps. 153.5 to Ps. 151.1 billion and accounts receivable decreased from Ps. 182.2 to Ps. 155.3 billion.

Investments in shares decreased by 15.1% to Ps. 28.6 billion.
Property and equipment increased by 6.9% to Ps. 831.8 billion, and represented 64.0% of total assets. This ratio increased by 4.2 percentage points as compared to the same period of 2007.

Other assets increased by 156.6% to Ps. 10.4 billion, primarily due to the reclassification of interest payable related to the nitrogen supply contract, registered as financial lease.

As of September 30, 2008, total assets decreased by 0.2%, to Ps. 1,299.9 billion (US$118.4 billion), as compared to the previous year. This result is primary explained by the elimination of the intangible asset derived from the actuarial valuation of the reserve for labor obligations of Ps. 76.5 billion, as a result of changes to Mexican FRS Bulletin D-3 "Employee Benefits".

Short-term liabilities increased by 8.8% to Ps. 224.1 billion (US$20.4 billion), primarily as a result of a Ps. 20.9 billion increase in short term debt and a Ps. 9.8 billion increase in suppliers.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Long-term liabilities decreased by 6.0%, to Ps. 969.1 billion (US$88.2 billion), primarily due to the elimination of the additional liability in the reserve for labor obligations as a result of the changes to Mexican FRS Bulletin D-3 "Employee benefits," and a decrease in long-term debt.

Total liabilities decreased by 3.5% to Ps. 1,193.2 billion (US$108.7 billion), primarily due to the elimination of the additional liability registered in the reserve for labor obligations, as a result of changes to the Mexican FRS Bulletin D-3 and a decrease in long-term debt.

Total equity increased by 61.8% to Ps. 106.7 billion (US$9.7 billion), as compared to September 30, 2007. The increase was primarily due to the elimination of the effect of the reserves for retirement payments in the amount of Ps. 48.3 billion due to changes to Mexican FRS Bulletin D-3 "Employee benefits"; a payment of Ps. 13.9 billion to PEMEX from the Stabilization Fund for Infrastructure Investment and the Fund of Excess; and changes in the restatement of equity and in accumulated net income derived from the adjustments to Mexican FRS Bulletin B-10 "Inflation effects".

Liquidity and capital resources

During the third quarter of 2008, the Pemex Project Funding Master Trust carried out the following activities: on September 29, 2008, the Pemex Project Funding Master Trust (MT) issued, through a private placement in the Japanese market (Samurai Bond) ¥64.0 billion of bonds equivalent to US$600 million to finance the project Ku-Maloob Zaap. The issuance is guaranteed by the Nippon Export and Investment Insurance (NEXI). The bonds bear interest at Yen Libor plus 75 basis points, payable semiannually, and will mature on September 29, 2020.

On October 24, 2008, Petróleos Mexicanos exercised its right to redeem in full the US$1,307.108 million outstanding exchangeable bonds.

During the fourth quarter of 2008, PEMEX expects to raise approximately US$250 million through ECA's.

As of September 30, 2008, US$1.5 billion of the syndicated revolving credit facility entered into on September 17, 2007 had been disbursed.

As of September 30, 2008, total consolidated debt,[3] including accrued interest, decreased by 3.1% to Ps. 529.5 billion (US$48.2 billion), as compared to September 30, 2007. Short-term debt totaled Ps. 83.8 billion (US$7.6 billion), and long-term debt totaled Ps. 445.8 billion (US$40.6 billion). Debt as a percentage of equity and liabilities totaled 40.7%.

Net debt, or the difference between total debt and cash and cash equivalents, decreased by 3.7%, to Ps. 378.5 billion (US$34.5 billion).

[3] Total consolidated debt consists of documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, Fideicomiso F/163, RepCon Lux, S.A. and PEMEX Finance, Ltd.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table shows the maturity profile as of September 30, 2008:

Debt in pesos	109,529
2008	15,704
January 2009 - September 2009	444
October 2009 - September 2010	26,013
October 2010 - September 2011	9,972
October 2011 - September 2012	10,300
October 2012 and beyond	47,096
Debt in other currencies	420,015
2008	19,376
January 2009 - September 2009	48,247
October 2009 - September 2010	63,430
October 2010 - September 2011	56,211
October 2011 - September 2012	39,599
October 2012 and beyond	193,152
Total debt	529,544

PEMEX's policy is to maintain a balance between fixed and floating rate liabilities in order to mitigate the impact of fluctuations in interest rates. As of September 30, 2008, approximately 52.6% of PEMEX's debt exposure was to fixed interest rates, and the remaining 47.4% was to floating rates.

The following table sets forth PEMEX's debt exposure to currency and interest rate risk:

	2007	2008	2007	2008	2007	2008
			Percentage			
	By currency		At fixed rate		At floating rate	
U.S. Dollars	78.2%	78.0%	62.6%	54.6%	37.4%	45.4%
Mexican Pesos	21.7%	21.9%	47.3%	45.1%	52.7%	54.9%
Euros	0.001%	0.0%	100.0%	100.0%	0.0%	0.0%
Japanese yen	0.09%	0.07%	100.0%	100.0%	0.0%	0.0%
Total	100.0%	1 00.0%	59.3%	52.6%	40.7%	47.4%

Financial Derivatives Policy:

PEMEX uses its derivative financial instruments to hedge market risks associated with: [4]
debt positions,
hedge service to domestic clients of dry natural gas, and
prices of petroleum products bought and sold in foreign trade operations.

[4] PEMEX implements several practices to mitigate counterparty risk.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In general terms, PEMEX's revenues are indexed to the U.S. dollar and its expenditures are partially indexed to the U.S. dollar. PEMEX does not enter into peso hedges with respect to the US dollar or vice versa.

Debt:

The portfolio of derivative financial instruments associated with debt positions includes interest rate swaps and cross currency swaps.

Interest rate swaps are used to mitigate volatility in interest payments linked to floating rates.

Cross Currency swaps reduce foreign exchange risk different from the Mexican peso against the U.S. dollar. Hedged currencies are Euro, British Pound, and Japanese Yen. Additionally, PEMEX hedges to mitigate foreign exchange risk between Mexican investment units (UDIS) and the Mexican peso.

Natural gas
Instruments related to natural gas price are offered by PEMEX to its clients to reduce volatility cash flow derived from sales. PEMEX offsets market risk through similar contracts in international markets, reestablishing its natural market risk profile.

Petroleum products
Instruments related to petroleum products mitigate market risk of foreign trade operations.

As of September 30, 2008, mark to market of PEMEX's derivative financial instruments was US$143.6 million.

PEMEX is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex- Gas and Basic Petrochemicals and Pemex-Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., its international trading arm.

Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate, as of September 30, 2008, of Ps. 10.9814 = US$1.00. Such translation should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Mexican National Banking and Securities Commission and the U.S. Securities and Exchange Commission, in our annual report, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.

We may include forward-looking statements that address, among other things, our:

- *drilling and other exploration activities;*
- *import and export activities;*
- *projected and targeted capital expenditures and other costs, commitments and revenues; and liquidity.*

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- *changes in international crude oil and natural gas prices;*
- *effects on us from competition;*
- *limitations on our access to sources of financing on competitive terms;*
- *significant economic or political developments in Mexico;*
- *developments affecting the energy sector; and*
- *changes in our regulatory environment.*

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise..These risks and uncertainties are more fully detailed in PEMEX's most recent Form 20-F filing, as amended, with the U.S. Securities and Exchange Commission (www.sec.gov) and the PEMEX prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, as amended, "File No. 0-99", available from us at www.pemex.com or Marina Nacional 329, Floor 38, Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC 's website, www.sec.gov. Investors are also welcome to review the annual report to the CNBV, available at www.pemex.com.

EBITDA is a non-US GAAP measure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 AND 2007

(Figures stated in thousands of Mexican pesos and in the case of September 30, 2007 at purchasing power as of December 31, 2007 and in thousands of U.S. dollars)

1. Approval

On October 27, 2008, the attached consolidated financial statements and the notes thereto were authorized by the following officers: Victor M. Cámara Peón, Deputy Director of Financial Systems and Enrique Díaz Escalante, Associate Managing Director of Accounting.

2. Basis of presentation

The condensed consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies ("PEMEX") as of and for the nine-month period ended September 30, 2008 and 2007, are unaudited. In the opinion of Management, all adjustments (mainly consisting in recurrent adjustments) that are necessary for a fair presentation of the condensed consolidated financial statements have been included.

The interim results are not necessarily indicative of results for the entire year.

For the purposes of these unaudited interim condensed consolidated financial statements, certain information and disclosure that are usually included in the financial statements prepared under Mexican Financial Reporting Standard (FRS), have been condensed or omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of and for the year ended December 31, 2007.

3. Significant accounting policies

The accompanying condensed consolidated financial statements have been prepared in conformity with FRS as issued by the *Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera* ("CINIF"). The recognition of inflation followed the Financial Reporting Standard ("NIF") 06-BIS "A" Section C, as issued by the Ministry of Finance and Public Credit ("SHCP") and by the General Comptroller's Office ("SFP"), which required PEMEX to adopt Bulletin B-10, "Recognition of the inflation effects on the financial information" ("Bulletin B-10"), which was superseded in January 1, 2008 by the new FRS B-10 "Effects of inflation". FRS B-10 superseded Bulletin B-10 and its five amendments, as well as the related circulars and INIF (Interpretation of Financial Reporting Standards). In accordance with FRS B-10, the unaudited consolidated financial statements of September, 2007 are stated at purchasing power as of December 31, 2007.

4. Structure and Business Operations of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies:

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938. A decree of the Mexican Congress stated the foreign-owned oil companies in operation at that time in the United States of Mexico (Mexico) were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities (as defined below) are decentralized public entities of the Federal Government of Mexico (the "Mexican Government") and together comprise the Mexican state oil and gas company.

The operations of Petróleos Mexicanos and the Subsidiary Entities are regulated by the *Constitución Política de los Estados Unidos Mexicanos* (Political Constitution of the United Mexican States, or the "Mexican Constitution"), the *Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum affairs, or the "Regulatory Law"), effective on November 30, 1958, as amended effective on May 12, 1995, November 14, 1996 and January 13, 2006, and the *Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios* (the Organic Law of Petróleos Mexicanos and Subsidiary Entities, or the "Organic Law"), effective on July 17, 1992, as amended effective on January 1, 1994, January 16, 2002 and January 13, 2006. Under the Organic Law and related regulations, Petróleos Mexicanos is entrusted with the central planning activities and the strategic management of Mexico's petroleum industry. For purposes of these financial statements, capitalized words carry the meanings attributed to them herein or the meanings as defined in the Mexican Constitution or the Organic Law.

The Organic Law establishes a structure that consists of decentralized legal entities of a technical, industrial and commercial nature, with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by and have characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

Pemex-Exploración y Producción ("Pemex-Exploration and Production");
Pemex-Refinación ("Pemex-Refining");
Pemex-Gas y Petroquímica Básica ("Pemex-Gas and Basic Petrochemicals"); and
Pemex-Petroquímica ("Pemex-Petrochemicals").

The strategic activities entrusted to Petróleos Mexicanos and the Subsidiary Entities by the Organic Law, other than those entrusted to Pemex-Petrochemicals, can be performed only by Petróleos Mexicanos and the Subsidiary Entities and cannot be delegated or subcontracted. Pemex-Petrochemicals is an exception and may delegate and/or subcontract certain activities.

The principal objectives of the Subsidiary Entities are as follows:

I. Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

II. Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

III. Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products; additionally, this entity stores, transports, distributes and markets Basic Petrochemicals; and

IV. Pemex-Petrochemicals engages in industrial petrochemical processing and stores, distributes and markets Secondary Petrochemicals.

At its formation, Petróleos Mexicanos assigned to the Subsidiary Entities all the assets and liabilities needed to carry out these activities; these assets and liabilities were incorporated into the Subsidiary Entities' initial capital contribution. Additionally, Petróleos Mexicanos assigned to the Subsidiary Entities all the personnel needed for their operations, and the Subsidiary Entities assumed all the related labor liabilities. There were no changes in the carrying value of assets and liabilities upon their contribution by Petróleos Mexicanos to the Subsidiary Entities.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities created by Article 3 of the Organic Law, whereas the Subsidiary Companies are companies that have been formed in accordance with the general corporations law of each of the respective jurisdictions in which they are incorporated, and are managed as any other private corporations subject to the general corporations law in their respective jurisdictions.

As used herein, "Subsidiary Companies" are defined as (a) those companies which are not Subsidiary Entities but in which Petróleos Mexicanos has more than 50% ownership investment and effective control, (b) the Pemex Project Funding Master Trust (the "Master Trust"), a Delaware statutory trust, (c) Fideicomiso Irrevocable de Administración No. F/163 ("Fideicomiso F/163"), a Mexican statutory trust incorporated in 2003 in Mexico (both the Master Trust and Fideicomiso F/163 are controlled by Petróleos Mexicanos) (d) RepCon Lux, S.A., a Luxembourg finance vehicle whose debt is guaranteed by Petróleos Mexicanos ("RepCon Lux") and (e) Pemex Finance, Ltd.

"Non-consolidated subsidiary companies," as used herein, means (a) those non-material subsidiary companies which are not Subsidiary Entities or Subsidiary Companies, as defined above in this note and (b) those companies in which PEMEX has 50% or less ownership investment and does not have effective control.

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to as "PEMEX."

On September 14, 2004, the authorities authorized the procedures to merge Pemex-Petrochemicals and its subsidiaries. At the extraordinary Board of Directors' meeting held on February 9, 2006, the merger was formalized with Pemex-Petrochemicals as the surviving company, which acquired the rights and obligations of its merged subsidiaries on April 30, 2006, while the subsidiary companies became petrochemical complexes operating as part of the surviving entity. The foregoing had no effect on the preparation of these consolidated financial statements.

5. Summary of significant accounting policies

The preparation of the financial statements requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as well as the recorded amounts of income and expenses during the year. The important items subject to such estimates and assumptions include the book value of properties, plant and equipment; the valuation of the allowance for doubtful accounts, inventories and work in progress and the valuation of financial instruments and of the assets and liabilities related to labor obligations. Actual results could differ from those estimates.

References in these financial statements and related notes to "pesos" or "$" refers to Mexican pesos and "dollars" or "US$" refers to dollars of the United States of America.

For accounting purposes the functional currency of PEMEX is the Mexican peso.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of these consolidated financial statements, including the concepts, methods and criteria pertaining to the effects of inflation on the financial information, which are summarized below:

a. *Effects of inflation on the financial information*

PEMEX recognizes the effects of inflation in accordance with Bulletin B-10 of *Normas de Información Financiera* (Mexican Financial Reporting Standards or "Mexican FRS" or "NIF's"), "Effects of Inflation" ("Bulletin B-10"). All periods included herein are presented in accordance with Bulletin B-10.

The unaudited consolidated financial statements as of September 30, 2007, include the effects of inflation in the financial information and are expressed in thousands of constant Mexican pesos as of December 31, 2007, based on the Mexican National Consumer Price Index ("NCPI").

. The unaudited consolidated financial statements as of September, 30, 2008, are stated at nominal value.

b. *Consolidation*

The consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All significant intercompany balances and transactions have been eliminated in the consolidation.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. ("PMI CIM"); P.M.I. Trading Ltd. ("PMI Trading"); P.M.I. Holdings North America, Inc. ("PMI HNA"); P.M.I. Holdings Petróleos España ("HPE"); P.M.I. Holdings B.V. ("PMI HBV"); P.M.I. Norteamérica, S.A. de C.V. ("PMI NASA"); Kot Insurance Company AG ("KOT"); Integrated Trade Systems, Inc. ("ITS"); P.M.I. Marine Ltd ("PMI Mar"); P.M.I. Services, B.V. ("PMI-SHO"); Pemex Internacional España, S.A. ("PMI-SES"); Pemex Services Europe Ltd. ("PMI-SUK"); P.M.I. Services North America, Inc. ("PMI-SUS"); Mex Gas International, Ltd. ("MGAS"); the Master Trust; Fideicomiso F/163; RepCon Lux and Pemex Finance, Ltd.

The financial statements of foreign Subsidiary Companies classified as integrated foreign operations, as defined by Mexican FRS, are translated into Mexican pesos on the following basis: a) monetary items, at the rate of exchange in effect at the end of the period; b) non-monetary items, at the historical exchange rate; c) income and expense items, at the average exchange rate for each month in the year; and d) the effect of changes in exchange rates is recorded in equity.

The financial statements of other foreign Subsidiary Companies are translated using the exchange rate effective at the end of the period of September 30, 2008 and 2007, in the case of the balance sheet and the average exchange rate for the statements of operations items. The effects of changes in the applicable exchange rates are included directly in stockholders' equity as "Surplus in restatement of equity."

Investment in non-consolidated subsidiary companies and affiliates are accounted for in accordance with paragraph (h) of this note. Other non-material subsidiary companies and affiliates are valued at cost and, based upon their relative importance to the total assets and income of PEMEX, were not consolidated and are accounted for under the equity method.

c. *Long-term productive infrastructure projects (PIDIREGAS)*

The investment in long-term productive infrastructure projects ("PIDIREGAS") and related liabilities are initially recorded in accordance with NG-09-B, applicable to *Entidades Paraestatales de la Administración Pública Federal* ("State-owned Entities of the Federal Public Administration"), which requires recording only those liabilities maturing in less than two years.

For the purposes of these consolidated financial statements and in accordance with Mexican FRS, all accounts related to PIDIREGAS were incorporated into the consolidated financial statements. All effects of NG-09-B are therefore eliminated.

The main objective of the Master Trust and Fideicomiso F/163 is to administer financial resources related to PIDIREGAS that have been designated by PEMEX for that purpose.

d. *Exploration and drilling costs and specific oil-field exploration and depletion reserve*

PEMEX uses the successful efforts method of accounting for oil and gas exploration costs. Exploration costs are charged to income when incurred, except that exploratory drilling costs are included in fixed assets, pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future, or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. Expenses pertaining to the drilling of development wells are capitalized, whether or not successful.

Management makes semi-annual assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in clauses (a) and (b) of the preceding paragraph no longer apply.

e. *Cash and cash equivalents*

Cash and cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments. As of the date of these consolidated financial statements, earned interest income and foreign exchange gains or losses are included in the results of operations, under comprehensive financing result.

f. *Inventory and cost of sales*

Inventories are valued as follows:

I. Crude oil and its derivatives for export: at realizable value, determined on the basis of average export prices at year end.

II. Crude oil, natural gas and their derivatives for domestic sale: at realizable value, in accordance with international market prices at year end.

III. The refined products inventories: at their acquisition or production cost calculated in accordance with crude oil costs and auxiliary materials.

IV. Gas and petrochemicals: at direct standard cost of such products without exceeding their market value.

V. Materials spare parts fittings: at the last purchase price without exceeding their market value.

VI. Materials in transit: at acquisition cost.

PEMEX records the necessary allowances for inventory impairment arising from obsolescence, slow moving inventory and other factors that may indicate that the realization value of inventory may be lower than the recorded value.

g. *Cost of sales*

Cost of sales is determined by adding to inventories at the beginning of the year the operating cost of oil fields, refineries and plants (including internally-consumed products), the purchase of the refined products and other products, and deducting the value of inventories at the end of the year. As of December 31, 2007 the resulting amount is adjusted for inflation based on factors derived from the NCPI. Cost of sales also includes the depreciation and amortization expense associated with assets used in operations as well as the expense associated with the reserve for abandonment cost of wells.

h. *Investment in shares of non-consolidated subsidiary companies affiliates companies*

Certain non-consolidated subsidiary companies are accounted for under the equity method.

Investments in shares in which PEMEX holds 50% or less of the issuer's capital stock are recorded at cost and adjusted for inflation using factors derived from the NCPI.

i. *Properties, plant and equipment*

Properties, plant and equipment are initially recorded at acquisition cost and adjusted using factors derived from the NCPI. The restated amounts must not exceed the asset market value or replacement cost.

Beginning January 1, 2007, assets acquired during the construction or installation phase of a project include the comprehensive financing result associated with assets as part of the value of assets. Until 2006, interest and foreign exchange losses or gains associated with these assets were also included.

Depreciation is calculated using the straight-line method of accounting based on the expected useful lives of the assets, based on calculations from independent appraisals. The annual depreciation rates used by PEMEX are as follows:

	%	Years
Buildings	3	33
Plants and drilling equipment	3-5	20-33
Furniture and fixtures	10-25	4-10
Offshore platforms	4	25
Transportation equipment	4-20	5-25
Pipelines	4	25
Software/computers	10-25	4-10

Related gains or losses from the sale or disposal of fixed assets are recognized in income for the period in which they are incurred. PEMEX amortizes its well assets using the units-of-production ("UOP") method. The amount to be recognized as amortization expense is calculated based upon the number of equivalent barrels of crude oil extracted from each specific field as compared to the field's total proved developed reserves.

The *Reglamento de Trabajos Petroleros* ("Petroleum Works Law") provides that once a well turns out to be dry, is invaded with salt water, is abandoned due to mechanical failure or when the well's production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating the cross formations in the perforation that contains oil, gas or water, in order to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtain approval from the Ministry of Energy for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

The costs related to wells subject to abandonment and dismantlement are recorded at their present values as liabilities on a discounted basis when incurred, which is typically at the time the wells first start drilling. The amounts recorded for these obligations are initially recorded by capitalizing the respective costs. Over time the liabilities will be accreted by the change in their present value during each period and the initial capitalized costs will be depreciated over the useful lives of the related assets based on the UOP method. In the case of non-producing wells subject to abandonment and dismantlement, the full dismantlement and abandonment cost is recognized at the end of each period.

The carrying value of these long-lived assets is subject to an annual impairment assessment (see Notes 3j. and 9).

j. *Impairment of the value of long-lived assets*

PEMEX evaluates periodically the values of long-lived assets to determine whether there is any indication of potential impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net revenues expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated net revenues, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

k. *Accruals*

PEMEX recognizes, based on management estimates, accruals for those present obligations for which the transfer of assets or the rendering of services is probable and arises as a consequence of past events, primarily the payment of salaries and other employee payments as well as environmental liabilities, in certain cases, such amounts are recorded at their present value.

l. *Labor obligations*

The accumulated benefits related to pensions, seniority premiums, other post-retirement benefits, and employment termination for causes other than restructuring, to which all employees are entitled are recorded in the income statement for the year in which employees rendered services in accordance with actuarial valuations, using the projected unit-credit method. The amortization of the prior service cost of such services, which has not been recognized, is based on the employees' remaining average years of services. As of December 31, 2008, the remaining average years of services of PEMEX's employees participating in the plan was approximately 11 years.

The plan for other post-retirement benefits includes cash to retired personnel and their dependents for gas, gasoline and necessities, as well as medical services that are provided using PEMEX's infrastructure.

Effective on January 1, 2005, PEMEX adopted the amendments of Bulletin D-3, which provide additional valuation and disclosure requirements for recognizing severance payments paid to employees upon dismissal.

m. *Derivative financial instruments and hedging operations*

As of January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, "Derivative Financial Instruments and Hedging Operations" ("Bulletin C-10") issued by the Mexican Institute of Public Accountants, which provide expanded guidance for the recognition, valuation and disclosure applicable to derivative financial instruments designed as hedges and embedded derivatives.

As of September 30, 2008 and 2007, derivative financial instruments shown in the balance sheet are recorded at their fair value in accordance with the provisions of Bulletin C-10.

n. *Financial instruments with characteristics of liability, equity or both*

Financial instruments issued by PEMEX with characteristics of equity or liabilities, or both, are recorded at the time of issuance as a liability, equity or both, depending on the components involved. Initial costs incurred in the issuance of those instruments are assigned to liabilities and equity in the same proportion as the amounts of their components. Gains or losses related to the components of financial instruments classified as liabilities are recorded as part of comprehensive financing result. The distribution of profits to the owners of the components of financial instruments classified as equity is charged to equity.

o. *Restatement of equity, other contributions and retained earnings*

As of December 31, 2007, the restatement of equity, other contributions and accumulated losses is determined by applying factors derived from the NCPI from the dates of contributions to the most recent year end.

p. *Cumulative effect of the Hydrocarbon tax*

The cumulative effect from the hydrocarbon reserve tax represents the effect from the initial recognition of cumulative deferred taxes.

q. *Surplus in the restatement of equity*

The surplus in the restatement of equity is related to the cumulative results from the initial net monetary position and the results from holding non-monetary assets (mainly inventories and properties and equipment), restated in Mexican pesos with purchasing power as of the most recent balance sheet date.

r. *Taxes and federal duties*

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production, price forecasts and revenues from oil and refined products. Petróleos Mexicanos and the Subsidiary Entities are not subject to the *Ley del Impuesto Sobre la Renta* ("Income Tax Law"), the *Ley del Impuesto al Activo* ("Asset Tax Law") or the *Ley del Impuesto Empresarial a Tasa Única* ("Flat Rate Business Tax").

s. *Special Tax on Production and Services (IEPS Tax)*

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

t. *Revenue recognition*

For all export products, risk of loss and ownership title is transferred upon shipment, and thus PEMEX records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time delivery is taken. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

u. *Comprehensive result*

Comprehensive result represents the sum of net income (loss) for the period plus the effect of inflation restatement, the net effect of exchange rate fluctuations, the effect of valuation of financial instruments designated as cash flow hedges, the equity effect of labor reserve and items required by specific accounting standards to be reflected in equity but which do not constitute equity contributions, reductions or distributions, and is restated on the basis of NCPI factors.

v. *Comprehensive financing result*

Comprehensive financing result includes interest income and expense, foreign exchange gains and losses, monetary position gains and losses and valuation effects of financial instruments, reduced by the amounts capitalized.

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Exchange differences arising from assets and liabilities denominated in foreign currencies are recorded in operations for the year.

Until December 31, 2007, monetary position gains and losses were determined by multiplying the difference between monetary assets and liabilities at the beginning of each month, including deferred taxes, by inflation rates through year end. The aggregate of these results represents the monetary gain or loss for the year arising from inflation, which is reported in operations for the year.

w. *Contingencies*

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

x. *Deferred taxes*

Deferred taxes are recorded based on the assets and liabilities comprehensive approach method, which consists of the recognition of deferred taxes by applying the tax rate to the temporary differences between accounting and the tax basis of assets and liabilities. Based on the new fiscal regime enacted in 2005 and applicable to Petróleos Mexicanos and the Subsidiary Entities effective January 1, 2006, Pemex-Gas and Basic Petrochemicals established a deferred tax liability primarily as the result of temporary differences related to advances from customers, accruals and fixed assets. In addition, certain Subsidiary Companies have historically recorded deferred tax liabilities based on concepts similar to those discussed above.

y. *Accounting changes*

The FRS B-3, *Statement of Income*, issued by the CINIF became effective beginning January 1, 2007. Accordingly, the accompanying statement of income for 2006, has been modified for reporting as provided under this FRS, which, together with the *Interpretación a las Normas de Información Financiera* (Interpretation of Financial Reporting Standards *or* "INIF") 4, modified the general guidelines for the presentation and structure of the statement of income, eliminating the special and extraordinary items classifications, as well as the income, cost and expenses are classified in ordinary and not ordinary.

In addition, this FRS requires that ordinary costs and expenses be classified based on their purpose, function, or a combination of both. Since PEMEX is an industrial entity, ordinary costs and expenses are classified in order to present the gross income margin.

FRS D-6, *Capitalization of Comprehensive Financial Results* ("CFR") issued by the CINIF, became effective beginning January 1, 2007. This FRS establishes the requirement to capitalize CFR attributable to certain assets having an extended acquisition period prior to being put into use.

The CINIF has issued the following FRS, effective for years beginning from January 1, 2008, and which do not provide for earlier application:

FRS B-10 "Effects of inflation" – FRS B-10 supersedes Bulletin B-10 and its five amendments, as well as the related circulars and INIF 2. The principal guidelines established by this FRS are: (i) The use of *unidades de inversión* (UDIs) to determine the inflation for a given period, (ii) the elimination of inventory replacement costs as well as specific indexation in the fixed assets, (iii) the requirement to recognize effects of inflation only when operating in an inflationary economic environment (accumulated inflation equal to or higher than 26% in the most recent three-year period), and (iv) reclassification of the accounts of gain or loss from holding non-monetary assets (RETANM), monetary position gains or losses (REPOMO), and deficit/excess in equity restatement, to retained earnings, when the unrealized portion is not identified.

FRS D-3 "Employee Benefits" – FRS supersedes Bulletin D-3, the portion applicable to Employee Statutory Profit Sharing (ESPS) of Bulletin D-4 and INIF 4. The principal guidelines established by this FRS are: (i) a maximum of five years for amortizing unrecognized/unamortized items, with the option to recognize immediately actuarial gains or losses in results of operations, (ii) the elimination of the recognition of an additional liability and related intangible asset and any related item as a separate element of equity, (iii) the inclusion severance benefits in results of operations, and (iv) the presentation of ESPS, including deferred ESPS, in the statement of income as ordinary operations. Additionally, FRS D-3 establishes that the asset and liability method required by FRS D-4 should be used for determining deferred ESPS, and that any effects arising from the change are to be recognized in retained earnings, with no restatement of prior years' financial statements.

FRS D-4 "Tax on earnings" – FRS supersedes Bulletin D-4 and Circulars 53 and 54. The principal guidelines established by this FRS are: (i) reclassification of the cumulative income taxes effects resulting from the initial adoption of Bulletin C-4 in 2000 to retained earnings, (ii) recognition of the *Impuesto al Activo* (IMPAC) as a tax credit (benefit) rather than as a tax prepayment, and (iii) the transfer of accounting treatment of ESPS incurred and deferred to FRS D-3, as discussed in the above paragraph (b).

FRS B-2 "Statement of cash flows" – FRS supersedes Bulletin B-12 and paragraph 33 of Bulletin B-16. The principal guidelines established by this FRS are: (i) replacement of the statement of changes in financial position with the statement of cash flows, (ii) reporting of cash inflows and cash outflows in nominal currency units, so they do not include the effects of inflation, (iii) establishment of two alternative methods (direct and indirect), without stating preference for either method. In addition, cash flows from operating activities are to be reported first, followed by cash flows from investing activities and, finally, the cash flows from financing activities, (iv) reporting of captions of principal items as gross, and (v) requirement of disclosure of the computation of those items considered cash equivalents.

FRS B-15 "Translation of foreign currencies" – FRS supersedes Bulletin B-15. The principal guidelines established by this FRS are: (i) substitution of the integrated foreign operations and foreign entity concepts for determining recording currency, functional currency and reporting currency, requiring that transaction be made based on the economic environment in which the entity operates, regardless of its dependency on the holding company, and (ii) the inclusion of the translation procedures for those instances where the reporting currency is different from the functional currency.

6. Foreign currency position

As of September 30, 2008 and 2007, the condensed consolidated financial statements of PEMEX include monetary assets and liabilities in foreign currency as follows:

	Assets	**Liabilities**	**Short position**	**Exchange rate**	**Amounts in pesos**
As of September 30, 2008:					
U.S. dollars	18,970,295	(39,073,294)	(20,103,000)	10.9814	(Ps. 220,759,078)
Japanese Yen............	3,088,981	(251,135,871)	(248,046,890)	0.1034	(25,660,451)
Pounds Sterling.........	508	(424,874)	(424,366)	19.5666	(8,303,430)
Euros........................	1,747,769	(4,939,505)	(3,191,736)	15.4266	(49,237,853)
Swiss Francs.............	-	(39)	(39)	9.7996	(380)
Canadian Dollar	79	-	79	10.3296	820
Net-short position before Foreign-currency hedging...					(Ps. 303,960,371)

As of September 30, 2007:					
U.S. dollars	38,720,810	(80,553,543)	(41,832,733)	10.9315	(Ps.457,294,519)
Japanese Yen............	-	(151,473,602)	(1151,473,602)	0.9510	(14,405,140)
Pounds Sterling.........	308	(424,331)	(424,023)	22.2740	(9,444,701)
Euros........................	1,571,988	(4,849,971)	(3,277,983)	15.5555	(50,990,759)
Net-short position before Foreign-currency hedging ...					(Ps. 532,135,119)

7. Cash and Cash Equivalents

As of September 30, 2008 and 2007 cash and cash equivalents are as follows:

	2008	2007
Cash in banks	Ps. 65,688,725	Ps. 49,914,316
Other highly liquid instruments	85,364,939	103,624,436
	Ps. 151,053,664	Ps. 153,538,752

8. Accounts receivable, net

As of September 30, 2008 and 2007 the accounts receivable are as follows:

		2008		2007
Trade-domestic	Ps.	46,723,296	Ps.	66,084,673
Trade-foreign		28,389,761		27,886,657
Advance payments to Federal Government of minimum guaranteed dividends		-		4,337,515
Employees and officers		4,089,549		3,334,850
Specific funds		13,238,144		24,587,927
Hydrocarbon excess extraction duties payment		1,917,717		4,280,756
Other accounts receivable		62,789,384		54,319,567
Less:				
Allowance for doubtful accounts		(1,832,964)		(2,596,430)
Total	Ps.	155,314,887	Ps.	182,235,515

9. Inventories

As of September 30, 2008 and 2007 inventories are as follows:

		2008		2007
Crude oil, refined products, derivatives and petrochemical products	Ps.	118,530,248	Ps.	70,671,166
Materials and supplies in stock		5,288,239		4,914,226
Materials and products in transit		31,227		14,643
Less:				
Allowance for slow moving and obsolete inventory		(1,172,244)		(1,375,136)
Total	Ps.	122,677,470	Ps	74,224,899

10. Property, plant and equipment

As of September 30, 2008 and 2007 the balances of property, plant and equipment, net accumulated depreciation and amortization, are as follows:

	2008	2007
Buildings	Ps. 50,466,139	Ps. 45,653,931
Wells	519,558,170	449,675,220
Plants	409,384,196	370,598,882
Drilling equipment	22,729,801	22,181,742
Furniture and equipment	36,237,805	35,715,328
Transportation equipment	14,907,289	13,754,244
Offshore platforms	167,513,721	157,786,445
Pipelines	310,434,140	290,686,315
	153,123,261	1,386,052,107
Accumulated depreciation	(829,529,904)	(738,167,279)
	701,701,357	647,884,828
Land	39,118,093	42,478,259
Fixed assets to be disposed of	814,909	732,420
Construction in progress	90,197,793	87,105,454
Total	Ps. 831,832,152	Ps. 778,200,963

The depreciation of fixed assets and amortization of wells at September 30, 2008 and 2007, recognized in cost and operating expenses, was Ps. 62,566,408 and Ps. 48,349,091, respectively.

11. Long-term debt

In the period from January 1 to September 30, 2008, the significant financing activities of Petróleos Mexicanos were as follows:

The Master Trust obtained US$ 1,249,600 from credit lines guaranteed by export credit agencies to PIDIREGAS financial projects.

On January 16, 2008, the Master Trust issued, through an inter-company private placement, bonds in a total amount of US$ 2,000,000 under the Medium Term Notes Program, Series A. These bonds were issued at the 3 months Libor rate plus 117 basis points, with maturity date in 2015 and were bought in their entirety by Petróleos Mexicanos.

On January 28, 2008, the Master Trust paid US$ 500,000 of the total amount of US$ 2,500,000 received through a syndicated revolving credit line on October 25, 2007.

On February 7, 2008, the F/163 Trust renegotiated the due date of the inter-company private placement of bonds in the Mexican market in the amount of Ps. 22,000,000, issued in December, 2006. This due date was extended till December 16, 2013.

On February 7, 2008, the F/163 Trust issued, through an inter-company private placement, notes in the Mexican market in an amount of Ps. 10,000,000 at a floating rate plus, with due date in 2013. These bonds are guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

On February 15, 2008, the Master Trust issued, through an inter-company private placement, notes in a total amount of US$ 1,500,000 under the Medium Term Notes Program, Series A. These notes were issued at a floating rate, with due date in 2017 and were bought in their entirety by Petróleos Mexicanos.

On February 27, 2008, the Master Trust paid US$ 500,000 of the total amount of US$ 2,500,000 received through a syndicated revolving credit line on October 25, 2007.

On February 29, 2008, Petróleos Mexicanos obtained US$1,000,000 from the aforementioned syndicated revolving credit line; this credit line can be used either by Petróleos Mexicanos or the Master Trust. This credit line acquired by the Master Trust is guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

On March 28, 2008, Petróleos Mexicanos contracted a Ps. 10,000,000 credit line with a banking institution in the domestic market, at a floating rate, with due date on December 31, 2008 and is guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

On March 28, 2008, Petróleos Mexicanos, contracted a Ps. 4,000,000 credit line with a banking institution in the domestic market, at a floating rate, with due date on June 20, 2008. This credit is guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

This credit was extended on June 20, 2008 for the same amount and under the same terms, with due date on September 12, 2008. On this date Ps. 2,000,000 were paid and the due date of the remaining Ps. 2,000,000 was extended to Dcember, 2008.

On March 28, 2008, Petróleos Mexicanos, contracted a Ps. 3,500,000 credit line with a banking institution in the domestic market, at a floating rate, with due date on December 31, 2008. This credit is guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

On May 13, 2008, the Master Trust issued, through an inter-company private placement, notes for the total amount of US$ 500,000 under the Medium Term Notes Program, Series A. These notes were issued at a floating rate, with due date in 2021 and were purchased in their entirety by Petróleos Mexicanos.

On May 19, 2008, the Master Trust issued, through an inter-company private placement, notes for the total amount of US$ 500,000 under the Medium Term Notes Program, Series A. These notes were issued at a floating rate, with due date in 2021 and were purchased in their entirety by Petróleos Mexicanos.

On June 2, 2008, the Master Trust obtained from a financial institution a credit in Japanese Yens equivalent to US$ 400,000, distributed in two tranches of ¥20,950 each, with maturities of three and six years respectively; both at three months Libor rate. This agreement is guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

On June 3, 2008, the Master Trust issued, through an inter-company private placement, notes for the total amount of US$ 1,000,000 under the Medium Term Notes Program, Series A. These notes were issued at a floating rate, with due date in 2021 and were purchased in their entirety by Petróleos Mexicanos.

On June 4, 2008, the Master Trust issued notes for the total amount of US$ 1,500,000, of which US$ 1,000,000 was a reopening from the issuance which took place on October 22, 2007, at a 5.75% rate, with due date in 2018 and US$ 500,000 from a new issuance at a 6.625% rate with due date in 2038, under the Medium Term Notes Program, Series A. These notes and bonds are guaranteed by Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

On July 21, 2008, the Master Trust issued, through an inter-company private placement, bonds for the total amount of US$ 1,000 under the Medium Term Notes Program, Series A. These bonds were issued at a 3 months Libor rate plus 144 basis points, with due date in 2022 and were purchased in their entirety by Petróleos Mexicanos.

On September 10, 2008, the Master Trust issued, through an inter-company private placement, bonds for the total amount of US$ 1,000 under the Medium Term Notes Program, Series A. These bonds were issued at a 3 months Libor rate plus 135 basis points, with due date in 2014 and were purchased in their entirety by Petróleos Mexicanos.

On September 28, 2008, Petróleos Mexicanos acquired, through its subsidiary entity Pemex-Refining, and through financial lease, two vessels in the amount of US$ 126,200. The lease payment will be made at the end of each quarter, during a period of 10 years and at a fix 7.96% annual rate.

On September 29, 2008, the Master Trust issued, a private bond in the Japanese market (Bono Samurai) in the amount of ¥64,000,000,000, guaranteed by the export credit agency Nippon Export and Investment Insurante ("Nexi") of Japan, at a 6 months Libor floating rate in yens, with a 0.75% margin and a term of 12 years, with due date in 2020.

12. Comprehensive result

The comprehensive result as of and for the nine month periods ended September 30, 2008 and 2007 is set forth below:

	2008		2007	
Net income for the period	Ps.	5,555,086	Ps.	14,132,655
Effect of restatement as of the end of the period – net		-		3,719,052
Derivative financial instruments		124,303		268,257
Labor reserve effect		-		(266,747)
Others		(846,336)		7,322,572
Comprehensive loss as of the end of the period and year	Ps.	4,833,053	Ps.	25,175,789

13. Commitments:

a. PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell field, during 2007; PEMEX entered an additional contract to supply nitrogen to the Ku-Maloob-Zaap field, and the commitment to this provider expires in the year 2027. At September 30, 2008 and 2007, the value of the nitrogen to be supplied during the term of the contract is approximately Ps.16,938,206 and Ps. 11,188,240, respectively. In the event of the rescission of the contract and depending on the circumstances, PEMEX would be required to purchase the nitrogen production plant in accordance with the terms of the contract.

The estimated future payments are as follows:

	As of September 30, 2008	
2008's remaining quarters	Ps.	422,669
2009		1,713,499
2010		1,729,239
2011		1,739,799
2012		1,766,878
2013 3Q		902,894
Over 5 years		8,663,228
Total	Ps.	16,938,206

During 2008, a contract for the supply of nitrogen to maintain pressure in the field Jujo-Tecominoacán in the South Region was entered into; such contract is due in 2017.

At September 30, 2008, the estimated value of the nitrogen supply during the term of the contract amounts to Ps. 1,890,269.

In the event of early termination of the contract, PEMEX will be bound only to pay for services received and expenditures not recoverable in accordance to the terms specified in the contract.

The estimated future payments are as follows:

	As of September 30, 2008	
2008's remaining quarters	Ps.	161,160
2009		192,737
2010		192,602
2011		1,92,602
2012		192,710
2012 to 2017		958,458
Total	Ps.	1,890,269

As of September 30, 2008, PEMEX entered into Financed Public Work Contracts (FPWCs) at different dates until the end of the year 2024, with a total contracted value of $ 8,385,648, of which the total remaining amount is $ 7,971,414.

PEMEX, through PMI, enters into crude oil sales contracts with foreign companies in the international markets. The terms and conditions of these contracts are specific to each customer, and the contract durations vary, including evergreen contracts and long-term contracts.

14. Contingencies

In the ordinary course of its business, PEMEX is involved in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. This accrual is disclosed below.

(a) PEMEX is subject to the provisions of the *Ley General del Equilibrio Ecológico y la Protección al Ambiente* (General Law on Ecological Equilibrium and Environmental Protection"). To comply with this law, environmental audits of PEMEX's larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX signed various agreements with the *Procuraduría Federal de Protección al Ambiente* (Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of September 30, 2008 and 2007, the reserve for environmental remediation expenses totaled Ps. 1,940,554 and Ps. 2,036,977, respectively. This reserve is included in long-term liabilities in the balance sheet.

(b) PEMEX is involved in various civil, tax, criminal, labor, commercial, arbitration and administrative lawsuits, the final resolution of which is pending as of the date of this report. At September 30, 2008, PEMEX had accrued Ps. 10'572,498 related to these contingent liabilities.

Based on the information available, the total claim amount for these lawsuits totals approximately Ps. 37,142,129 at September 30, 2008. The following information about our main lawsuits is presented updated as of September 30, 2008:

I. In September 2001, Conproca, S.A. de C.V. (CONPROCA), the construction company performing construction and maintenance services for Pemex-Refining's Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (ICA) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among others, additional work performed and value added. The claim filed by CONPROCA was for U.S. $633,142, and Pemex-Refining and Petróleos Mexicanos filed a counterclaim in the amount of U.S. $907,659 (including value added tax). The arbitration court will notify the parties the date on which an award on this matter will be issued. As of the date of this report, the award has not been issued. Once the award is issued, a hearing on damages will be held.

II. In December 2004, Corporación Mexicana de Mantenimiento Integral S. de R.L. de C.V. ("COMMISA") filed an arbitration claim before the ICA against Pemex-Exploration and Production (arbitration related to the project IPC-01) for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex. The detailed claim filed by COMMISA on January 26, 2007 seeks damages of U.S. $292,043 and Ps. 37,537. Pemex-Exploration and Production has responded to the claim and filed a counterclaim against COMMISA, seeking U.S. $125,897 and Ps. 41,513. On August 10, 2007, each party filed its response to the claim and counterclaim, respectively. On September 10, 2007, both parties filed their replies, in which COMMISA modified its claim and is, as of the date of this report, seeking U.S. $319,900 and Ps. 37,200. On October 10, 2007, the parties filed their rejoinders. A hearing was held in which each party presented its case to the panel and filed its evidence. On February 15, 2008, the parties filed their pleadings. The final award was expected to be issued before August 31, 2008 in accordance with an extension issued by the ICA on May 7, 2008. On August 4, 2008, the ICA increased the arbitration expenses in U.S. $220. On August 26, 2008, ICA notified the parties that it will issue a final award on November 30, 2008.

III. In February 2005, COMMISA filed a claim before the ICA against Pemex-Exploration and Production (arbitration related to project No. IPC-28) seeking approximately U.S. $142,400 and Ps. 40,199 for, among other things, the breach of an agreement in connection with two vessels named Bar Protector and Castoro 10 in the Cantarell complex and additional work performed. In May 2005, Pemex-Exploration and Production filed a counterclaim against COMMISA. On February 11, 2008, Pemex-Exploration and Production was notified of an award under which Pemex-Exploration and Production was ordered to pay: (i) Ps. 10,928 and U.S. $75,075; (ii) value added tax and (iii) U.S. $200 for arbitration expenses as well as interest and financial expenses. COMMISA filed a request to execute this award before the Federal District Court in the District of Columbia (United States of America), which was notified to Pemex-Exploration and Production on March 19, 2008. On May 21, 2008, Pemex-Exploration and Production filed a request seeking the abandonment of the trial filed by COMMISA. On June 5, 2008, COMMISA filed a response objecting this request. Pemex-Exploration and Production filed a reply on June 18, 2008. On May 7, 2008, Pemex-Exploration and Production filed a request (No. 158/2008) before *the Juzgado Octavo de Distrito en Material Civil* (Eighth Civil District Court) in the Federal District, seeking that the award is declared void which was denied on September 12, 2008.

On August 12, 2008, Pemex-Exploration and Production was notified of a motion for the execution of an award filed by COMMISA before the *Juzgado Sexto de Distrito en Materia Civil* (Sixth Civil District Court) in the Federal District (No. 227/2008). On August 15, 2008, Pemex-Exploration and Production filed a counterclaim and argued, among other things, the Sixth Civil District Court's lack of jurisdiction.

IV. On December 7, 2005, Pemex-Refining was summoned before the *Juzgado Quinto de Distrito en Materia Civil* (Fifth Civil District Court) in the Federal District in connection with a claim filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Substitutos, A.C. (No. 262/2005-II) seeking approximately Ps. 1,647,629 in damages for, among other claims, the suspension of an existing tank truck transportation agreement. On March 7, 2008 a final hearing was held in which both parties filed their final allegations. A final judgment was issued on June 6, 2008 in which payments for damages were denied. The parties have filed appeals. Pemex-Refining filed an appeal because the judgment did not require the plaintiff to pay expenses and court fees. On June 25,

2008, the parties filed their motions against the final judgment before the *Tercer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito* (Third Unit Civil and Administrative Court of the First Circuit) in the Federal District. A final resolution is still pending.

V. On December 15, 2005, Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Substitutos, A.C. filed an additional claim before the Fifth Civil District Court in the Federal District (No. 271/2005-I), asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years, register these new tank trucks and assign a cargo to each of them pursuant to the above-mentioned transportation agreement. On January 23, 2008 a final hearing was held in which both parties filed their final allegations. A final judgment against Pemex-Refining was issued on April 29, 2008. Pemex-Refining filed an appeal which was accepted on May 14, 2008 before the Third Unit Civil and Administrative Court of the First Circuit in the Federal District. The plaintiff filed a void motion arguing that the appeal was not properly executed. Pemex-Refining filed its evidence and as of the date of this report, a resolution is still pending.

VI. Another civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. against Pemex-Refining (No. 295/2007) before the *Juzgado Quinto de Distrito en Materia Civil* (Fifth Civil District Court) in the Federal District, seeking a judgment declaring the breach of a services agreement dated March 26, 1993 and monetary damages, among other claims. On October 31, 2007, Pemex-Refining was summoned and a precautionary measure was granted to the plaintiff requesting Pemex-Refining to replace tank trucks and grant the appropriate authorizations. On November 5, 2007, Pemex-Refining filed a motion stating that the court lacked jurisdiction. On May 16, 2008, this exception was denied. Pemex-Refining filed a response to this claim on May 27, 2008. The trial is in the evidentiary stage. A final hearing for pleadings is still pending.

VII. On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the *Juzgado Decimocuarto de Distrito del Décimo Circuito* (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz seeking approximately Ps. 1,200,000 for, among other things, civil liability and damages resulting from the pollution of land used to store oil waste in accordance with an agreement entered into in 1987 by and among Leoba Rueda Nava, Petróleos Mexicanos and Pemex-Refining. As of the date of this report, the trial is in evidentiary stages. Judicial inspection, confession and testimonial evidence have been filed and experts' opinions are still pending.

VIII. In January 2006, Tejas Gas de Toluca, S. de R.L. de C.V. commenced an arbitration proceeding against Gas Natural México S.A. de C.V. (GNM) and Pemex-Gas and Basic Petrochemicals, seeking, among other things, compliance with a transportation agreement and its amendments dated February 2001 and November 2001. This agreement was entered into for the operation of the Palmillas-Toluca pipeline. In February 2008, several hearings were held in which the claims and counterclaims were presented to the arbitration panel. On February 26, 2008, the initial arbitration report was executed and a provisional arbitration calendar was agreed among the parties. On May 29, 2008, the parties filed their detailed claims and counterclaims and their evidences. A hearing of the suit was postponed until November 12 and 13, 2008 as requested by Tejas Gas de Toluca, S. de R.L. de C.V.

IX. In December 2003, Unión de Sistemas Industriales, S.A. de C.V. filed a claim in the *Juzgado Tercero de Distrito en Materia Civil* (Third District Civil Court) in the Federal District against Pemex-Refining seeking approximately Ps. 393,095 (No. 202/2003) for, among other things, work performed and not paid under a construction agreement. In October 2004, Pemex-Refining responded to this claim. The evidentiary stages concluded. A final hearing for pleadings is still pending.

X. On August 16, 2006 two *amparos* (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. for the alleged violation of its constitutional rights as a result of the execution of development, infrastructure and maintenance works in non-associated gas fields under a public works contract (No. 414105826) and a modification of the Regulatory Law. The purpose of this contract is to explore non-associated gas in the same fields where the plaintiffs have their mining concessions. The plaintiffs argue they have a right to exploit gas found in the fields located in the area of their mining concessions. As of the date of this report, a final judgment is still pending. A constitutional hearing will be held on November 18, 2008. An expert's opinion on geology to be filed by Pemex-Exploration and Production is still pending.

XI. As of the date of this report, only one of the several claims filed by a group of Congressmen from the LIX th. Legislature related to the Financed Public Works Contracts program ("FPWC") remains pending. Pemex-Exploration and Production obtained favorable judgments in the other similar claims filed by these plaintiffs.

This remaining claim (No. 226/2004) is related to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. for the Cuervito natural gas production block filed before the *Juzgado Noveno de Distrito en Materia Civil del Distrito Federal* (Ninth Civil District Court) in Federal District. The claim does not seek monetary damages as relief, but instead seeks to prevent the performance of this FPWC through a declaration that it is void based on the alleged Article 27 of the Political Constitution of the United Mexican States. On December 12, 2007, Pemex-Exploration and Production was summoned after an appeal filed by PTD Servicios Múltiples, S. de R.L. de C.V. was denied. On December 13, 2007, Pemex-Exploration and Production filed a motion arguing a lack of standing on the part of the plaintiffs due to the termination of their positions as Congressmen. On May 15, 2008, the motion was denied and Pemex-Exploration and Production filed an appeal against this resolution, which was accepted. On June 2, 2008, Pemex-Exploration and Production responded the claim. The trial is suspended until the appeal in connection with the standing of the plaintiffs is resolved.

XII. In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (Impulsora) to establish a new company called Mexicana de Lubricantes, S.A. de C.V. (Mexicana de Lubricantes), which manufactures, bottles, and distributes PEMEX's automotive and industrial lubricants and greases. Pemex-Refining has a 49% participation in this venture, which has contributed to PEMEX's increased participation in the lubricants market both in Mexico and abroad. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

XIII. On December 5, 2005, Impulsora filed an *amparo* (No. 1519/2005) before the *Juzgado Quinto de Distrito en Materia Administrativa* (Fifth Administrative District Court) in the state of Jalisco in connection with a constitutional claim related to a proposed model franchise agreement to be executed by Pemex-Refining with the service stations. This proceeding has been joined with a pending proceeding filed by Bardahl de México, S.A. de C.V. (Bardahl), a competitor in the lubricants market, which claims that it is the owner of the "Mexlub" trademark. Bardahl seeks a ruling under which it would be permitted to sell its products in the service stations of Mexico, thereby eliminating the exclusive right of Mexicana de Lubricantes to sell its lubricants. As of the date of this report, a constitutional hearing is still pending.

XIV. On December 26, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the *Juzgado Segundo de Distrito en Materia Civil* (Second Civil District Court) in the state of Jalisco to compel Impulsora to convene a general shareholders' meeting. On June 29, 2007, a judgment was issued in favor of Pemex-Refining and Mexicana de Lubricantes was ordered to convene a general shareholders' meeting but it was not ordered to pay any damages. Both parties appealed this judgment before the *Primer Tribunal Unitario del Tercer Circuito* (First Unit Court of the Third Circuit) and the judgment was revoked. A motion to declare this judgment null and void was filed by Pemex-Refining. A resolution is still pending.

XV. On June 7, 2006, Pemex-Refining filed a criminal complaint before the *Procuraduría General de la República* (Office of the Federal Attorney General) for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. As of the date of this report, the matter is still under investigation.

On October 17, 2006, Pemex-Refining filed a commercial claim (No. 222/2006) against Impulsora before the *Juzgado Octavo de Distrito en Materia Civil* (Eight Civil District Court) in Mexico City, pursuant to which Pemex-Refining is seeking to enforce its contractual right to exercise a purchase option of the Mexicana de Lubricantes shares owned by Impulsora. Impulsora has filed a counterclaim asserting that Pemex-Refining does not have such right under the relevant agreement. On June 20, 2007, Pemex-Refining filed a response to this counterclaim. The trial is currently in the evidentiary stage. Pemex-Refining filed an expert's opinion on shares valuation. An accounting report is still pending the delivery of certain documentation by the external auditor of Mexicana de Lubricantes, to Pemex-Refining's expert.

On March 28, 2008, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the *Juzgado Primero de Distrito en Materia Civil* (First District Civil Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of certain agreements executed between Mexicana de Lubricantes and Pemex-Refining. Mexicana de Lubricantes filed a motion alleging that the authorized representative of Pemex-Refining did not have the authority to represent Pemex-Refining. On July 4, 2008, a resolution was issued stating that the power of attorney filed by Pemex-Refining presented some irregularities. In July 2008, Pemex-Refining filed an appeal against this resolution (504/2008) before the *Primer Tribunal Unitario en Materia Civil y Administrativa* (First Unit Civil and Administrative Court). A resolution is still pending.

In connection with the administrative proceeding pending before the *Comisión Federal de Competencia* (Federal Competition Commission), on April 30, 2008, the judge granted an *amparo* in favor of Pemex-Refining and issued a resolution declaring unconstitutional the resolution issued by this Commission but this ruling did not include the Ley Federal de Competencia Económica (Economic Competition Federal Law). The Commission filed a revised motion objecting to this resolution before the *Décimo Tribunal Colegiado del Primer Circuito* (Tenth Joint Court of the First Circuit). A resolution of this motion is still pending. Pemex-Refining requested a definitive suspension of this resolution, which was granted on May 6, 2008. On August 4, 2008, a motion was filed by Pemex-Refining arguing that the definitive suspension has been violated by the *Juzgado Quinto de Distrito en Materia Administrativa* (Fifth Administrative District Court) in the state of Jalisco because this court denied Bardahl the right to sell its products in service stations of Mexico. A final resolution is still pending.

The result of these proceedings is uncertain since their final resolution will be issued by the appropriate authorities.

15. Business segment information

PEMEX's primary business is the exploration and production of crude oil and natural gas and refining and marketing of petroleum products, conducted through four business segments: Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. Management makes decisions related to the operations of the consolidated business along these four strategic lines.

The primary sources of revenue for the segments are as described below:

Pemex-Exploration and Production earns revenues from domestic crude oil sales, as well as from crude oil exports, through the PMI Group, to international markets. Export sales are made through the PMI Group to approximately 25 major customers in various foreign markets. Less than half of PEMEX crude oil is sold domestically; however, these amounts meet the domestic demand.

Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Pemex-Refining's sales are to third parties and occur within the domestic market. The entity supplies the *Comisión Federal de Electricidad* ("CFE") with a significant portion of its fuel oil production. Pemex-Refining's most important products are different types of gasoline.

Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues of this entity are obtained from the sale of ethane and butane gas.

Pemex-Petrochemical is engaged in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products that generate large revenues, the majority of which come from methane derivatives, ethane derivatives and aromatics and derivatives.

In making performance analyses for the entities, PEMEX's management focuses on sales volumes and gross revenues as primary indicators of the performance analyses.

Income (loss) and identifiable assets for each segment have been determined before intersegment adjustments. Sales between segments are made at internal transfer prices established by PEMEX, which reflect international market prices.

Following is the condensed financial information of these segments:

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Eliminations	Consolidated balance
As of September 30, 2008 and for the quarter then ended							
Trade Income:							
External Customers	Ps.-	Ps. 369,683,735	Ps. 129,206,649	Ps.20,491,357	Ps. 541,944,344	Ps. -	Ps. 1,061,326,083
Intersegments	939,718,823	44,599,299	83,866,524	44,063,640	256,969,004	(1,369,217,292)	-
Income services	-	2,669,600	-	-	1,661,269	(744,316)	3,586,533
Gain (loss) gross	797,137,440	(186,784,436)	9,929,673	(5,507,558)	38,405,772	(29,261,671)	623,919,220
Operating Gain (loss)	774,089,705	(217,602,658)	1,765,209	(14,556,857)	9,128,000	(485,900)	552,337,482
Net gain (loss)	69,620,089	(70,704,853)	4,160,762	(13,862,443)	14,589,261	1,752,270	5,555,086
Comprehensive financing result	(29,403,046)	(8,228,090)	2,662,099	469,045	13,827,500	(1,422,200)	22,094,500
Depreciation and amortization	51,465,147	7,225,834	2,597,939	824,267	453,220	-	62,566,408
Cost of labor reserve	28,662,973	27,490,271	6,647,718	7,833,278	13,343,193	-	83,977,433
Taxes and duties	676,457,415	3,899,640	821,471	205,202	3,677,319	-	685,061,047
Total Assets	1,335,817,920	416,238,842	136,150,092	84,795,555	2,761,050,239	(3,434,182,700)	1,299,869,900
Current asset	709,966,397	250,849,187	93,463,985	69,186,371	564,884,667	(1,259,304,600)	429,046,000
Investing in shares and Values	377,257	157,094	1,247,144	-	776,719,200	(749,894,100)	28,606,566
Fixed assets	604,291,273	164,105,404	41,135,994	15,333,161	8,279,970	(1,313,600)	831,832,202
Acquisitions of fixed assets	81,617,351	8,233,312	1,677,143	658,669	1,894,862		94,081,337
Short-term liabilities	155,576,855	172,872,061	36,372,949	11,283,757	1,103,399,991	(1,255,367,500)	224,138,100
Labor reserve	163,231,378	158,003,885	38,409,543	44,275,894	62,129,526	-	466,050,226
Total Liability	1,031,886,200	383,123,300	86,386,400	56,656,600	2,620,763,200	(2,985,607,500)	1,193,208,200
Equity	303,931,700	33,115,500	49,763,600	28,138,900	140,287,100	(448,575,100)	106,661,700

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Eliminations	Consolidated balance
As of September 30, 2007 and for the quarter then ended							
Trade Income:							
External Customers	Ps. -	Ps. 315,809,492	Ps. 103,033,476	Ps. 16,664,302	Ps. 385,355,000	Ps. -	Ps. 82,862,200
Intersegments	643,937,733	31,595,092	62,769,067	28,540,074	167,651,000	(934,492,966)	-
Income services	-	2,337,900	-	-	1,378,097	(481,457)	3,234,500
Gain (loss) gross	526,532,516	(38,750,500)	14,211,178	(4,418,678)	28,888,033	(23,293,955)	503,168,600
Operating Gain (loss)	502,532,516	(62,890,800)	8,324,294	(9,619,413)	4,549,525	(491,558)	442,843,500
Net gain (loss)	28,900,467	(23,572,800)	6,692,811	(10,622,360)	23,787,300	(11,052,800)	14,132,600
Comprehensive financing result	(19,172,464)	(5,209,317)	989,681	(607,374)	(5,499,579)	(124,625)	(18,624,518)
Depreciation and amortization	38,326,848	6,193,696	2,599,324	742,940	486,284	-	48,349,092
Cost of labor reserve	21,112,028	20,416,299	4,667,524	5,952,744	9,093,570	-	61,242,165
Taxes and duties	456,077,150	2,535,814	3,171,349	192,015	2,571,634	-	464,547,962
Total Assets	1,250,578,816	396,655,120	138,726,746	69,175,835	2,323,515,830	(2,876,223,331)	1,302,429,016
Acquisitions of fixed assets	112,510,095	9,044,668	2,032,316	724,266	81,223		124,392,568
Current assets	651,722,016	209,668,032	91,620,789	47,343,209	483,273,536	(1,073,628,416)	409,999,166
Investing in shares and Values	336,103	157,093	963,659	-	627,121,526	(594,881,275)	33,697,137
Fixed assets	553,797,727	160,196,674	40,219,268	15,694,502	8,292,790	-	778,200,962
Short-term liabilities	156,119,743	152,601,800	34,592,899	12,719,171	933,119,747	(1,083,199,427)	205,953,933
Labor reserve	176,486,393	173,762,388	39,724,220	48,577,438	73,197,796	-	511,748,236
Total Liabilities	975,112,533	375,237,992	82,103,494	62,556,689	2,239,551,485	(2,448,073,369)	1,236,488,823
Equity	325,466,283	21,417,128	56,623,252	6,619,146	83,964,346	(428,149,962)	65,940,193

16. Subsequent events

The exchange rate to settle obligations denominated in dollars, published in the Official gazette on October 28, 2008, was Ps. 13.4000 per dollar, 22.0% higher than the September 30, 2008 exchange rate. The price of crude oil at October 27, 2008 was U.S. $ 49.80 per barrel a decrease of 45.1% compared with the price of $ 90.68 dollars per barrel at September 30, 2008.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **03** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

Integrated Trade System, Inc.	International trading services	8,860	100.00
Kot Insurance Company, AG.	Reinsurance	7,000,000	100.00
P.M.I. Comercio Internacional, S.A de C.V	International crude oil trader	2,214,241	98.33
P.M.I. Holdings, B.V.	Holding	40	100.00
P.M.I. Holdings Petroleos España, S.L.	Holding	6,200	100.00
P.M.I. Trading, Ltd.	International refined products trader	4,900	48.51
P.M.I. Marine Ltd.	Crude oil trader	230,275	100.00
Mex-Gas Internacional, Ltd.	Gas trader	1,000	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **03** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

Repsol YPF, S.A.	Oil company	57,429,385	4.94	0	18,892,733
Deer Park Refining Ltd.	Refining company	1	0	0	6,678,585
Mexicana de Lubricantes, S.A. de C.V.	Lubricants trader	17,879,561	46.85	178,796	157,094
Gasoductos de Chihuahua, S. de R.L. de C.V	Gas transportation	393,049,321	50.00	393,579	1,968,241
Instalaciones Inmobilidarias para Industrias, S.A	Assets Holding	62,167,264	100.00	62,167	1,122,215
Cia. Mexicana de Exploraciones, S.A. de C.V	Onshore and offshore exploration	25,333,847	60.00	8,152	328,344
Pan American Suphur, Ltd.	Sulphur storage and distribution	1,498	99.87	5,271	0
Pasco International, Ltd.	Sulphuric acid storage	10,000	100.00	31,007	-435
Other investments		1	0.00	0	297,430
Estimated fluctuations in investments		1	0.00	0	-837,641

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

TOTAL INVESTMENT IN ASSOCIATES			678,972	28,606,566
OTHER PERMANENT INVESTMENTS				0
TOTAL				28,606,566

NOTES

The trend percentage amounts that are shown in zero are due to the fact that the system automatically puts a zero where there is no data incorporated.

No data is shown in Other investments, since it corresponds to various other investments in shares with different participation percentages. Under the column of number of shares, number 1 was written down for validating purposes, since there are no shares in such companies.

MEXICAN STOCK EXCHANGE

TOCK EXCHANGE CODE: PMXCB

QUARTER: 03 YEAR: 2008

ANCO J.P. MORGAN S.A., INSTITUCION
E BANCA MULTIPLE J.P. MORGAN
RUPO FINANCIERO

CREDITS BREAK DOWN

CONSOLIDATED

(Mexican Pesos)

Final Printing

ANCO BILBAO V (3) (8)	YES	28/05/2008	03/06/2014	0.88							0	0	0	2,167,278	0	2,167,278
CALYON NEW YORK BRA (1) (8)	YES	14/08/2007	14/08/2012	3.43							0	0	8,236,050	0	8,236,880	0
CITIBANK N.A. (1) (8)	YES	13/05/2005	13/05/2015	3.71							0	0	0	16,472,100	15,088,425	15,088,425
CALYON PMI TRADING (1) (8)	YES	21/12/2006	21/12/2009	4.73							0	5,394,331	0	0	0	0
BBVA NYB PMI TRADING (3) (8)	YES	16/01/2008	16/01/2010	1.23							0	0	1,134,730	0	0	0
ABN AMRO PMI TRADING (1)(8)	YES	22/05/2008	24/11/2008	3.26							1,088,140	0	0	0	0	0
SANTANDER PMI TRADING (1)(8)	YES	25/06/2008	25/06/2009	4.46							0	1,078,888	0	0	0	0
US EXPORTFINANS (1) (7)	YES	16/11/1998	15/10/2008	3.32							3,798	0	0	0	0	0
S EXPORTFINANS (1) (7)	YES	16/10/2001	03/04/2014	3.26							82,616	167,886	194,127	194,127	163,796	140,108
ABN AMRO BANK, N.V. (1) (7)	YES	23/12/2002	31/03/2014	4.60							0	194,804	194,804	194,804	194,804	292,482
ABN AMRO BANK, N.V. (1) (8)	YES	30/12/1998	22/02/2010	3.14							0	412,118	206,059	0	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	08/03/2000	01/04/2011	2.80							88,418	338,838	428,256	176,673	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	11/05/2001	20/12/2012	3.19							164,721	164,721	329,442	329,442	329,442	164,721
ABN AMRO BANK, N.V. (1) (8)	YES	03/12/2001	30/06/2010	3.13							30,127	30,127	60,254	0	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	30/08/2002	16/12/2013	3.13							164,721	164,721	329,442	329,442	329,442	243,567
ABN AMRO BANK, N.V. (1) (8)	YES	27/08/2002	27/08/2012	3.11							0	8,311	8,311	8,311	8,311	0
ABN AMRO BANK, N.V. (1) (8)	YES	03/01/2003	01/10/2012	2.63							10,473	10,473	20,946	20,946	20,946	10,473
ABN AMRO BANK, N.V. (1) (8)	YES	01/03/2003	01/06/2012	2.93							91,882	91,882	183,763	183,763	183,763	0
ABN AMRO BANK, N.V. (1) (8)	YES	13/07/2004	16/08/2014	3.13							193,789	193,789	387,578	387,578	387,578	432,786
ABN AMRO BANK, N.V. (1) (8)	YES	03/11/2005	25/06/2015	3.48							193,789	193,789	387,578	387,578	387,578	1,162,736
ABN AMRO BANK, N.V. (1) (8)	YES	30/11/2006	16/12/2015	3.13							161,491	161,491	322,982	322,982	322,982	1,130,436
ABN AMRO BANK, N.V. (1) (8)	YES	19/12/2007	28/06/2017	3.16							0	129,193	258,386	258,386	258,386	1,291,929
ISCH, S.A. (1) (8)	YES	10/04/2003	13/06/2011	3.36							8,714	47,368	16,088	8,314	0	0
ISCH, S.A. (1) (8)	YES	28/03/2007	16/08/2014	3.13							78,439	78,439	156,877	156,877	156,877	313,754
BNP PARIBAS (1) (8)	YES	16/06/2003	17/03/2014	3.06							0	439,256	439,256	439,256	439,256	658,884
BNP PARIBAS (1) (8)	YES	07/03/2005	06/04/2014	2.88							258,386	258,386	516,772	516,772	516,772	1,033,544
NP PARIBAS (1) (8)	YES	03/11/2006	28/01/2015	3.17							0	516,772	516,772	516,772	516,772	1,291,929
BNP PARIBAS (1) (8)	YES	20/11/2006	25/06/2015	3.18							226,088	226,088	452,176	452,176	452,176	1,356,528
BNP PARIBAS (1) (8)	YES	30/06/2008	30/06/2017	2.93							0	258,386	516,772	516,772	516,772	2,583,859
BNP PARIBAS (1) (8)	YES	14/08/2008	30/06/2017	2.87							0	129,193	258,386	258,386	258,386	1,291,929
CALYON NEW YORK BRA (1) (8)	YES	30/11/2006	27/02/2017	3.14							0	19,127	19,127	19,127	19,127	86,070
DEUTSCHE BANK S.A. (1) (8)	YES	08/11/2002	16/12/2013	3.61							10,681	15,906	23,579	21,102	21,102	31,864

MEXICAN STOCK EXCHANGE

TOCK EXCHANGE CODE: PMXCB

ANCO J.P. MORGAN S.A., INSTITUCION
E BANCA MULTIPLE J.P. MORGAN
RUPO FINANCIERO

QUARTER: 03 YEAR: 2008

CREDITS BREAK DOWN

(Mexican Pesos)

CONSOLIDATED

Final Printing

DRESDNER BANK AG (1) (8)	YES	01/03/2003	01/06/2012	2.93							131,330	131,330	262,659	262,659	344,139	0
EXPORT DEVELOPMENT (1) (8)	YES	09/03/1999	15/04/2013	2.71							13,714	13,330	30,589	15,215	3,070	3,018
EXPORT DEVELOPMENT (1) (8)	YES	22/10/1999	15/12/2010	3.13							109,814	109,814	219,628	109,814	0	0
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	30/06/2015	3.15							54,907	164,721	219,628	219,628	219,628	494,163
HSBC BANK PLC (1) (7)	YES	09/06/2006	26/10/2015	6.45							4,804	6,634	13,337	13,337	13,337	42,048
HSBC BANK PLC (1) (8)	YES	22/12/1999	15/12/2010	3.13							88,477	88,477	176,954	88,477	0	0
HSBC BANK PLC (1) (8)	YES	25/09/2001	20/06/2013	3.19							71,379	71,379	142,758	142,758	142,758	142,758
HSBC BANK PLC (1) (8)	YES	14/03/2003	10/12/2013	2.97							109,814	109,814	219,628	219,628	219,628	229,183
HSBC BANK PLC (1) (8)	YES	03/07/2003	20/03/2014	3.39							0	62,336	62,335	62,336	62,336	78,803
HSBC BANK PLC (1) (8)	YES	10/09/2004	16/12/2013	3.13							129,193	129,193	258,386	258,386	258,386	313,293
HSBC BANK PLC (1) (8)	YES	19/10/1999	17/04/2014	2.72							10,514	10,514	21,029	21,028	21,028	42,056
HSBC BANK PLC (1) (8)	YES	09/04/2007	31/07/2015	3.12							0	77,896	77,896	77,896	77,896	233,688
HSBC BANK PLC (1) (8)	YES	30/11/2004	31/07/2013	3.12							0	50,143	50,143	50,143	50,143	50,143
HSBC BANK PLC (1) (8)	YES	15/01/2007	30/01/2015	3.12							0	10,881	10,881	10,881	10,881	27,478
HSBC BANK PLC (1) (8)	YES	22/01/2007	30/11/2015	2.88							1,909	1,909	3,819	3,819	3,819	13,365
HSBC BANK PLC (1) (8)	YES	23/08/2006	30/05/2014	2.86							4,675	4,675	9,350	9,350	9,350	18,700
HSBC BANK PLC (1) (8)	YES	24/08/2006	30/05/2014	2.86							1,089	1,089	2,179	2,179	2,179	4,357
HSBC BANK PLC (1) (8)	YES	14/11/2005	30/09/2017	3.18							0	13,802	27,603	27,603	27,603	138,017
HSBC BANK PLC (1) (8)	YES	29/06/2006	30/04/2013	3.04							16,124	16,124	32,248	32,248	32,248	32,248
HSBC BANK PLC (1) (8)	YES	07/06/2006	29/11/2013	2.88							19,182	19,182	38,364	38,364	38,364	57,546
HSBC BANK PLC (1) (8)	YES	16/03/2006	30/10/2013	3.03							3,607	3,607	7,215	7,215	7,215	10,822
HSBC BANK PLC (1) (8)	YES	08/04/2006	29/12/2014	3.17							9,206	9,206	18,413	18,413	18,413	46,031
HSBC BANK PLC (1) (8)	YES	04/04/2006	24/11/2014	2.78							10,661	10,661	21,322	21,322	21,322	53,304
HSBC BANK PLC (1) (8)	YES	07/11/2006	23/07/2015	3.10							0	41,825	41,825	41,825	41,825	57,881
HSBC BANK PLC (1) (8)	YES	25/08/2004	30/11/2013	3.04							5,296	6,210	11,506	11,506	11,506	13,419
HSBC BANK PLC (1) (8)	YES	19/09/2006	16/09/2014	3.09							0	31,146	31,146	31,146	31,146	62,291
HSBC BANK PLC (1) (8)	YES	30/08/2004	14/03/2014	3.10							0	37,280	37,280	37,280	37,280	55,920
HSBC BANK PLC (1) (8)	YES	06/06/2006	13/07/2011	3.09							0	29,970	29,970	29,970	0	0
HSBC BANK PLC (1) (8)	YES	23/11/2004	09/01/2013	3.12							0	57,687	57,687	57,687	57,687	28,844
HSBC BANK PLC (1) (8)	YES	14/06/2003	08/10/2014	2.79							67,089	67,089	116,488	116,488	116,488	229,347
HSBC BANK PLC (1) (8)	YES	09/12/2005	06/11/2013	2.98							19,623	19,623	39,245	39,246	39,246	58,868
HSBC BANK PLC (1) (8)	YES	03/04/2007	04/11/2015	3.12							33,140	33,140	66,280	66,280	66,280	187,021
HSBC INVESTMENT BAN (1) (7)	YES	06/11/1989	29/08/2011	5.70							3,601	63,673	67,374	67,374	0	0
HSBC BANK PLC (1) (7)	YES	09/05/2008	30/03/2017	3.48							0	132,642	132,642	132,642	132,642	596,887
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/06/2016	3.13							95,895	95,896	193,789	193,789	193,789	775,158

MEXICAN STOCK EXCHANGE

TOCK EXCHANGE CODE: **PMXCB** QUARTER: **03** YEAR: **2008**

ANCO J.P. MORGAN S.A., INSTITUCION E BANCA MULTIPLE J.P. MORGAN RUPO FINANCIERO

CREDITS BREAK DOWN

(Mexican Pesos)

CONSOLIDATED

Final Printing

NG CAPITAL LLC (1) (8)	YES	13/06/2008	20/06/2017	2.82							0	64,596	129,193	129,193	129,193	645,965
JAPAN BANK FOR INTE (1) (7)	YES	30/08/2005	29/06/2015	4.36							0	0	0	25,521	52,986	134,441
JAPAN BANK FOR INTE (3) (7)	YES	16/03/2004	08/03/2017	1.63							0	603,936	603,872	603,872	603,872	2,717,382
J.P. MORGAN (1) (8)	YES	03/03/2000	06/03/2012	3.11							0	67,904	67,834	57,752	23,750	0
J.P. MORGAN (1) (8)	YES	10/06/2008	20/06/2017	3.21							0	64,596	129,193	129,193	129,193	645,965
KREDITANSTALT FUR W (1) (8)	YES	13/08/1999	30/03/2011	3.94							0	27,187	27,187	13,593	0	0
KREDITANSTALT FUR W (1) (8)	YES	21/06/2000	31/03/2009	3.94							0	3,068	0	0	0	0
KREDITANSTALT FUR W (1) (8)	YES	26/09/2001	31/12/2012	3.08							65,977	108,903	194,861	173,780	157,000	63,197
MEDIOCREDITO CENTRA (1) (8)	YES	08/10/2001	30/04/2012	3.06							25,985	25,985	51,970	51,970	51,970	0
MIZUHO CORPORATE BA (1) (8)	YES	14/12/2006	13/12/2016	3.13							0	0	0	411,803	823,606	5,353,433
MIZUHO CORPORATE BA (3) (7)	YES	16/10/1998	20/05/2010	1.99							722,418	722,418	1,444,894	0	0	0
NACIONAL FINANCIERA (3) (7)	NOT	07/11/1990	20/11/2015	4.09							166,713	166,713	333,436	333,436	333,436	1,166,487
NATEXIS BANQUE (2) (7)	YES	22/03/1994	30/06/2016	2.00							408	408	817	817	817	1,712
SOCIETE GENERALE (1) (7)	YES	03/03/2006	13/03/2017	4.77							0	197,270	197,270	197,270	197,270	887,716
SOCIETE GENERALE (1) (8)	YES	31/03/1999	29/07/2011	3.12							0	320,254	237,063	123,844	0	0
SOCIETE GENERALE (1) (8)	YES	31/07/2006	25/07/2012	3.12							0	32,906	32,908	32,908	24,482	0
SOCIETE GENERALE (1) (8)	YES	03/03/2006	13/03/2017	2.87							0	129,521	129,521	129,521	129,521	582,846
SOCIETE GENERALE PA (1) (8)	YES	30/11/2006	13/02/2017	3.09							0	79,028	79,028	79,028	79,028	356,625
STANDARD CHARTERED (1) (8)	YES	10/02/2003	20/12/2013	3.18							109,814	109,814	219,628	219,628	219,629	233,135
STANDARD CHARTERED (1) (8)	YES	06/07/2004	27/01/2014	3.17							0	258,386	258,386	258,386	258,386	387,579
STANDARD CHARTERED (1) (8)	YES	06/10/2006	20/01/2015	3.08							0	387,579	387,579	387,579	387,579	968,947
STANDARD CHARTERED (1) (8)	YES	30/11/2006	25/09/2015	3.47							0	387,579	387,579	387,579	387,579	1,162,736
THE BANK OF TOKYO. (1) (8)	YES	14/03/2003	14/03/2013	3.00							0	488,062	488,062	488,062	488,062	244,031
THE BANK OF TOKYO. (1) (8)	YES	10/12/2004	10/12/2014	2.97							109,814	109,814	219,628	219,628	219,629	1,388,834
THE BANK OF TOKYO. (1) (8)	YES	30/08/2005	29/05/2011	3.13							26,408	26,408	62,896	27,474	0	0
EXIM BANK OF KOREA (1)(7)	YES	01/03/2003	01/08/2012	5.64							109,814	109,814	219,628	219,628	219,629	0
EXIM BANK OF KOREA (1)(7)	YES	07/12/2005	13/02/2017	4.77							0	93,046	93,046	93,046	93,046	418,706
TORONTO DOMINION BA (1) (8)	YES	06/10/2003	20/10/2009	2.88							40,531	40,531	18,420	0	0	0
NT DEV NO PAG	NOT		31/12/2008	6.00							856,800	0	0	0	0	0
BANCA SERFIN S.A. (6) (11)	NOT APPLIED	26/03/2004	30/03/2009	8.86	0	444,444	0	0	0	0						
BANCO JPMORGAN, S.A. (6) (7)	NOT APPLIED	28/10/2004	06/11/2012	11.00	0	0	0	1,000,000	2,000,000	1,000,000						
BANCO SANTANDER MEX (6) (11)	NOT APPLIED	19/11/2004	23/11/2012	8.88	0	0	0	1,200,000	1,200,000	600,000						
BANCO SANTANDER SER (6) (11)	NOT APPLIED	28/03/2008	31/12/2008	8.88	10,000,000	0	0	0	0	0						
BBVA BANCOMER, S.A. (6) (11)	NOT APPLIED	28/03/2008	31/12/2008	8.88	3,800,000	0	0	0	0	0						

MEXICAN STOCK EXCHANGE

TOCK EXCHANGE CODE: **PMXCB**

QUARTER: **03** YEAR: **2008**

ANCO J.P. MORGAN S.A., INSTITUCION E BANCA MULTIPLE J.P. MORGAN RUPO FINANCIERO

CREDITS BREAK DOWN

(Mexican Pesos)

CONSOLIDATED

Final Printing

IBVA BANCOMER, S.A. (6) (11)	NOT APPLIED	16/12/2004	20/12/2012	10.88	0	0	0	1,600,000	1,600,000	800,000						
IBVA BANCOMER, S.A. (6) (11)	NOT APPLIED	18/12/2003	23/12/2008	8.68	2,472,500	0	0	0	0	0						
IBVA BANCOMER, S.A. (6) (7)	NOT APPLIED	18/12/2003	23/12/2008	8.40	1,027,500	0	0	0	0	0						
ISBC (6) (11)	NOT APPLIED	12/08/2008	08/12/2008	8.67	2,000,000	0	0	0	0	0						
IANCO NACIONAL DE C (1) (7)	NOT	26/06/2003	30/06/2014	5.44							108,814	108,814	218,628	218,628	218,628	1,317,768
IANCO SANTANDER MEX (1) (8)	NOT	17/08/2003	19/08/2013	3.35							0	108,814	108,814	108,814	108,814	108,814
IACIONAL FINANCIERA (1) (7)	NOT	23/12/2002	29/12/2008	5.58							1,088,140	0	0	0	0	0
IACIONAL FINANCIERA (3) (7)	NOT	10/08/2004	15/12/2009	4.30							134,417	134,417	134,417	0	0	0
IANCO SANTANDER PMI (1) (8)	NOT	22/08/2008	10/10/2008	3.75							2,196,280	0	0	0	0	0
T DEV NO PAG	NOT APPLIED		31/12/2008	0.00	116,777	0	0	0	0	0						
NT DEV NO PAG	NOT		31/12/2008	0.00							3,170,537	0	0	0	0	0
COMPROCA (1) (7)	NOT	26/11/1987	15/06/2010	8.40							1,128,987	0	2,402,219	1,277,289	0	0
NT DEV NO PAG CON	NOT		31/12/2008	0.00							123,940	0	0	0	0	0
ISO INC (1) (7)	YES	14/08/1998	14/08/2008	15.00							40,184	0	0	0	0	0
IERGESEN WORLDWIDE (1) (7)	YES	23/07/2007	23/08/2022	0.00							82,468	0	277,463	277,463	277,463	2,983,819
COPF's (1) (8)	YES	01/02/2008	30/11/2011	8.84							778,084	0	1,429,429	782,407	310,869	43,118
ILUE MARINE SHIPPING (1) (7)	YES	13/08/2008	31/07/2018	7.96							62,133	83,139	124,265	124,265	124,265	714,524
ILUE MARINE SHIPPING (1) (7)	YES	02/08/2008	30/08/2018	7.96							54,182	81,271	108,363	108,363	108,363	623,080
					19,118,777	444,444	0	3,200,000	4,800,000	2,400,000	14,888,418	17,442,782	[illegible]	34,859,535	37,171,884	58,488,808

MEXICAN STOCK EXCHANGE

TOCK EXCHANGE CODE: **PMXCB**

QUARTER: **03** YEAR: **2008**

ANCO J.P. MORGAN S.A., INSTITUCION E BANCA MULTIPLE J.P. MORGAN RUPO FINANCIERO

CREDITS BREAK DOWN

(Mexican Pesos)

CONSOLIDATED

Final Printing

MEXICAN STOCK EXCHANGE

TOCK EXCHANGE CODE: PMXCB
QUARTER: 03 YEAR: 2008

ANCO J.P. MORGAN S.A., INSTITUCION
E BANCA MULTIPLE J.P. MORGAN
RUPO FINANCIERO

CREDITS BREAK DOWN

(Mexican Pesos)

CONSOLIDATED

Final Printing

COTIA INVERLAT (6) (11)	NOT APPLIED	16/05/2006	06/05/2014	8.86	0	0	0	0	0	10.000.000						
COTIA INVERLAT (6) (12)	NOT APPLIED	11/02/2005	31/01/2013	8.62	0	0	0	0	0	12.487 400						
COTIA INVERLAT (6) (12)	NOT APPLIED	21/10/2005	13/10/2011	8.22	0	0	0	0	5.800.000	0						
COTIA INVERLAT (6) (12)	NOT APPLIED	24/10/2003	08/10/2009	7.58	0	0	13.800.000	0	0	0						
COTIA INVERLAT (6) (12)	NOT APPLIED	11/02/2005	04/02/2010	8.40	0	0	12.512.800	0	0	0						
COTIA INVERLAT (6) (13)	NOT APPLIED	23/12/2004	08/12/2010	9.10	0	0	0	0	0	12.708.815						
COTIA INVERLAT (6) (7)	NOT APPLIED	29/07/2005	16/07/2015	9.91	0	0	0	0	0	8.500.000						
COTIA INVERLAT (6) (7)	NOT APPLIED	24/10/2003	14/10/2010	8.38	0	0	0	6.172.000	0	0						
UTSCHE BANK (1) (7)	YES	14/06/1999	15/08/2027	8.50							0	0	0	0	0	651.798
EUTSCHE BANK (1) (7)	YES	02/12/1998	02/12/2008	8.38							912,000	0	0	0	0	0
EUTSCHE BANK (1) (7)	YES	14/11/2001	01/02/2009	7.88							0	8.806.918	0	0	0	0
EUTSCHE BANK (1) (7)	YES	14/11/2001	15/11/2011	8.00							0	0	0	0	2,061,648	0
EUTSCHE BANK (1) (7)	YES	14/11/2001	01/02/2022	6.63							0	0	0	0	0	1.768.714
EUTSCHE BANK (1) (7)	YES	29/09/2004	29/09/2009	7.75							0	19,112,061	0	0	0	0
EUTSCHE BANK (1) (7)	YES	04/06/2006	16/06/2036	6.63							0	0	0	0	0	6.480,700
EUTSCHE BANK (1) (7)	YES	08/06/2005	15/06/2035	6.63							0	0	0	0	0	19.217 460
EUTSCHE BANK (1) (7)	YES	08/06/2005	15/12/2015	5.75							0	0	0	0	0	2.579.636
UTSCHE BANK (1) (7)	YES	12/12/2002	15/12/2014	7.38							0	0	0	0	0	4.009.683
EUTSCHE BANK (1) (7)	YES	04/10/2000	13/10/2010	9.13							0	0	0	6.088 615	0	0
EUTSCHE BANK (1) (7)	YES	22/10/2007	01/03/2018	5.75							0	0	0	0	0	27 453.500
EUTSCHE BANK (1) (7)	YES	30/12/2004	30/03/2018	9.25							0	0	0	0	0	1,177,988
EUTSCHE BANK (1) (7)	YES	30/12/2004	15/08/2027	8.50							0	0	0	0	0	1,746,987
EUTSCHE BANK (1) (7)	YES	30/12/2004	16/08/2027	8.60							0	0	0	0	0	733.626
EUTSCHE BANK (1) (7)	YES	30/12/2004	02/12/2008	8.38							0	0	0	0	0	0
EUTSCHE BANK (1) (7)	YES	30/12/2004	01/12/2023	8.63							0	0	0	0	0	1,335,875
EUTSCHE BANK (1) (7)	YES	16/09/1997	15/09/2027	9.30							0	0	0	0	0	260,808
UTSCHE BANK (1) (7)	YES	04/03/1993	01/12/2023	8.63							0	0	0	0	0	102,621
EUTSCHE BANK (1) (8)	YES	04/12/2006	03/12/2012	2.81							0	0	0	0	0	7,948,770
EUTSCHE BANK (2) (7)	YES	22/02/2005	24/02/2025	5.90							0	0	0	0	0	15.425.870
EUTSCHE BANK (3) (7)	YES	06/12/2002	06/12/2023	3.50							0	0	0	0	0	3.103.500
EUTSCHE BANK (5) (7)	YES	07/11/2003	18/12/2013	7.60							0	0	0	0	0	2.934.988
EUTSCHE BANK (5) (7)	YES	13/01/2003	18/12/2013	7.60							0	0	0	0	0	4.881.865

MEXICAN STOCK EXCHANGE

TOCK EXCHANGE CODE: **PMXCB**

QUARTER: **03** YEAR: **2008**

ANCO J.P. MORGAN S.A., INSTITUCION E BANCA MULTIPLE J.P. MORGAN RUPO FINANCIERO

CREDITS BREAK DOWN

(Mexican Pesos)

CONSOLIDATED

Final Printing

.P. MORGAN (1) (7)	YES	01/04/1998	30/03/2018	9.25							0	0	0	0	0	108,125
.P. MORGAN (1) (8)	YES	15/10/2003	15/10/2009	2.79							0	0	5,051,444	0	0	0
.P. MORGAN (1) (8)	YES	15/06/2004	15/06/2010	2.82							0	0	15,336,479	0	0	0
.P. MORGAN (2) (7)	YES	05/08/2003	05/08/2013	5.25							0	0	0	0	0	7,713,336
.P. MORGAN (2) (7)	YES	04/04/2003	08/04/2010	6.63							0	0	11,670,023	0	0	0
.P. MORGAN (2) (7)	YES	05/08/2004	05/08/2016	6.38							0	0	0	0	0	13,112,670
'EMEX FINANCE (1) (7)	YES	15/02/1998	15/11/2018	9.47							0	2,746,364	2,342,694	1,024,845	0	4,841,630
'EMEX FINANCE (1) (8)	YES	15/02/1998	07/04/2014	2.81							0	0	0	183,023	366,045	1,537,388
EPCON LUX (1)(7)	YES	26/01/2004	26/01/2011	4.80							0	0	0	14,353,876	0	0
UMITOMO MITSUI (3) (8)	YES	19/09/2008	29/09/2020	1.00							0	0	0	0	0	6,630,800
T DEV NO PAG	NOT		31/12/2008	0.00							118,153	0	0	0	0	0

MEXICAN STOCK EXCHANGE

TOCK EXCHANGE CODE: **PMXCB**

QUARTER: **03** YEAR: **2008**

ANCO J.P. MORGAN S.A., INSTITUCION E BANCA MULTIPLE J.P. MORGAN RUPO FINANCIERO

CREDITS BREAK DOWN

(Mexican Pesos)

CONSOLIDATED

Final Printing

ras Proveedores	NOT APPLIED				37,796,580	0	0	0	0	0						

MEXICAN STOCK EXCHANGE

TOCK EXCHANGE CODE: **PMXCB** QUARTER: **03** YEAR: **2008**

ANCO J.P. MORGAN S.A., INSTITUCION
E BANCA MULTIPLE J.P. MORGAN
RUPO FINANCIERO

CREDITS BREAK DOWN

(Mexican Pesos)

CONSOLIDATED

Final Printing

[redacted]

[redacted]					37,796,800	0	0	0	0	0	0	0	0	0	0	0
[redacted]																
	NOT APPLIED NOT				0	0	0	0	0	0	0	0	0	0	0	0
[redacted]					0	0	0	0	0	0	0	0	0	0	0	0
[redacted]																
res Pasivos Circulantes	NOT APPLIED				38,777,400	0					0	0				
[redacted]					38,777,400	0	0	0	0	0	0	0	0	0	0	0
[redacted]					86,909,636	444,444	26,912,800	8,672,000	19,200,000	47,096,216	15,982,571	40,247,116	63,423,668	54,211,082	30,580,377	183,181,831

CURRENCIES
(1) Dollars
(2) Euros
(3) Japanese Yens
(5) Sterling Pounds
(6) Pesos

ACCOUNTING EXCHANGE RATES
USD 10.9814
EUR 15.4266
JPN 0.1034
GBP 19.5666
1.0000

RATE TYPE
(7) Fix rate
(8) Libor rate
(9) Floating rate
(10) Discount rate
(11) TIIE rate
(12) Cetes
(13) Zero coupon (Fix)

CREDITS BREAK DOWN

(Mexican Pesos)

CONSOLIDATED

Final Printing

[redacted]

STOCK EXCHANGE CODE: **PMXCB**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTER: **03** YEAR: **2008**

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Mexican Pesos)

Final Printing

MONETARY ASSETS	**18,970,295**	**208,320,395**	**2,485,345**	**27,292,565**	**235,612,960**
LIABILITIES POSITION	**39,073,294**	**429,079,479**	**10,061,910**	**110,493,852**	**539,573,331**
SHORT-TERM LIABILITIES POSITION	16,622,106	182,533,999	9,140,123	100,371,342	282,905,341
LONG-TERM LIABILITIES POSITION	22,451,188	246,545,480	921,787	10,122,510	256,667,990
NET BALANCE	**-20,102,999**	**-220,759,084**	**-7,576,565**	**-83,201,287**	**-303,960,371**

NOTES

EXCHANGE RATES	
American Dollars	10.9814
Japanese Yens	0.1034
Sterling Pounds	19.5666
Euros	15.4266
Swiss francs	9.7996
Canadian Dollars	10.3296

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **03** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Mexican Pesos)

Final Printing

JANUARY	0	0	0	0	0
FEBRUARY	0	0	0	0	0
MARCH	0	0	0	0	0
APRIL	0	0	0	0	0
MAY	0	0	0	0	0
JUNE	0	0	0	0	0
JULY	0	0	0	0	0
AUGUST	0	0	0	0	0
SEPTEMBE	0	0	0	0	0
RESTATEMENT					0
CAPITALIZATION					0
FOREIGN CORP.					0
OTHERS					0
TOTAL					0

CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

Due to the application of the NIF B-10 enforced as of January 2008, the annex of Result from Monetary Position is submitted in zeros.

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NON APPLICABLE SINCE THERE ARE NO FINANCIAL LIMITS DERIVED FROM THE FINANCINGS ATTAINED UNDER THIS PROGRAM.

ACTUAL SITUATION OF FINANCIAL LIMITED

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PEP		0	0
Crude oil production (Tbd)		2,906	97.40
Gas production (MMcfpd)		7,014	97.10
REFINING		0	0.00
Atmospheric destillation capacity (Tbd)		1,540	82.90
Cadereyta		275	76.40
Madero		190	80.60
Minatitlán		185	86.20
Salamanca		245	79.00
Salina Cruz		330	84.40
Tula		315	89.50
Storage & Distribution Center (Tb)		13,056	100.00
GAS AND BASIC PETROCHEMICALS		0	0
Gas sweetening (MMcfpd)		4,503	70.40
Cactus		1,960	81.60
Nuevo Pemex		880	64.10
Ciudad Pemex		1,290	64.20
Matapionche		109	51.70
Poza Rica		230	40.80
Arenque		34	82.40
PETROCHEMICALS		0	0
Production capacity (Tt)		11,446	89.00
Cangrejera		7,009	94.00
Cosoleacaque		1,610	100.00
Escolín *		41	0.00
Independencia		166	31.00
Morelos		1,543	91.00
Pajaritos		1,029	52.00
Tula *		49	0.00
Petrochemical products distribution centers (Tt)		218,410	84.00

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

[redacted]

NOTES

Tbd - Thousand barrels per day
MMcfpd - Million cubic feet per day
Tb - Thousand barrels
Tt - Thousand tons
* These centers were out of operation during the first, second and third quarters.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **03** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

CONDENSATES	PEMEX EXPLORACION Y PRODUCCION			8.00
SOUR WET GAS	PEMEX EXPLORACION Y PRODUCCION			73.00
CRUDE OIL	PEMEX EXPLORACION Y PRODUCCION			74.00
SWEET WET GAS	PEMEX EXPLORACION Y PRODUCCION			11.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **03** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

DOMESTIC SALES					
REFINED PRODUCTS:	0	0	0		
FUEL OIL	241	48,550,087	100.00		CFE
DIESEL	384	81,141,978	100.00	PEMEX DIESEL	DISTRIBUIDORES
L.P. GAS	286	40,440,104	0.00		DISTRIBUIDORES
MAGNA SIN GASOLINE	698	172,383,626	100.00	PEMEX MAGNA	DISTRIBUIDORES
PREMIUM GASOLINE	90	27,596,596	100.00	PEMEX PREMIUM	DISTRIBUIDORES
JET FUEL	68	26,649,143	100.00		ASA
OTHER REFINED PRODUCTS	76	11,349,507	100.00		DISTRIBUIDORES
PETROCHEMICAL PRODUCTS:	0	0	0		
METHANE DERIVATIVES (a)	900	3,942,456	83.00		(f)
ETHANE DERIVATIVES (b)	854	11,253,759	57.00		(g)
AROMATICS & DERIVATIVES (c)	330	4,569,874	37.00		(h)
PROPYLENE & DERIVATIVES (d)	22	3,030,847	0.00		(i) (l)
OTHER PETROCHEMICALS (e)	1,114	3,322,147	0.00		(j) (l)
DRY GAS	3,112	85,151,617	0.00		(k)
FOREIGN SALES					
CRUDE OIL (Tbd)	1,287	396,334,418	0.00	(m)	(n)
REFINED PRODUCTS (Tbd)	189	53,205,278	0		(l)
PETROCHEMICAL PRODUCTS (Tt)	169	2,059,079	0		(l)
MARGINAL EFFECT FROM SUBSIDIARY COMPANIES' SALES	0	90,345,567	0		
SERVICE INCOME	0	3,586,553	0		
TOTAL		1,064,912,636			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **03** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

EXPORT					
CRUDE OIL (Tbd)	1,287	396,334,418		(m)	(n)
REFINED PRODUCTS (Tbd)	189	53,205,278			(l)
PETROCHEMICAL PRODUCTS (Tt)	169	2,059,079			(l)
MARGINAL EFFECT FROM SUBSIDIARY COMPANIES' SALES	0	90,345,567			
SERVICE INCOME	0	3,586,553			
FOREIGN SUBSIDIARIES					

TOTAL	545,530,895	

NOTES

Tbd - thousand barrels per day
Tt - thousand tons

NOTE: To calculate participating % in the market, the period from January - September, 2008 was taken.
(a) Considers contribution of Pemex-Petrochemicals of ammonia and methanol to the domestic market.
(b) Considers contribution of Pemex-Petrochemicals of ethylene, glycols, HDPE, LDPE, LDPL, ethylene oxide, vinyl chloride to the domestic market.
(c) Considers contribution of Pemex-Petrochemicals of benzene, styrene, toluene, xylenes, paraxylene and orthoxylene.
(d) Considers contribution of Pemex-Petrochemicals of acrylonitrile ("Selected product"" - without production/without imports) and propylene ("Non selected product") to the domestic market.
(e) Since a group of products is considered in this item, a percentage of participation in the market is not calculated.
Volumes are in thousand of barrels per day, except petrochemical products which are given in thousand tons and dry gas which is given in million cubic feet per day.
(f) Agrogen, S.A. de C.V.; Univex, S.A.; Praxair México S.A. de C.V.; Integradora Aprodifer, S.A. de C.V.; Masagro, S.A. de C.V.
(g) Polioles, S.A. de C.V.; Mexichem Resinas Vinílicas, S.A. de C.V.; Industrias Derivadas del Etileno, S.A.; Distribuidora Don Ramis, S.A. de C.V.; Policyd, S.A. de C.V.
(h) Tereftalatos Mexicanos, S.A. de C.V.; Resirene, S.A. de C.V.; Negociación Alvi, S.A. de C.V.; Comercial Mexicana de Pinturas, S.A. de C.V.; Síntesis Orgánicas, S.A. de C.V.;
(i) Dow Internacional Mexicana, S.A. de C.V.; Negociación Alvi, S.A. de C.V.
(j) Industria Química del Istmo S.A. de C.V.; Productos Químicos La Anita, S.A. de C.V.; Praxair México S.A. de C.V.; Cryoinfra, S. A. de C.V.; Servicios y Prods. Químicos Cor Vel, S.A. de C.V.
(k) CFE, IPP'S Distribuidores, Industriales (ISPAT), Luz y Fuerza del Centro.
(l) PEMEX's participation in these products is marginal.
(m) 85% of total crude oil exports were made to the United States, while the remaining 15% was distributed to Europe (8%), to the rest of the American Continent (5%) and to the Far East (2%).
(n) It is estimated that PEMEX's participation in the international crude oil market, including condensates, during the third quarter of 2008 was of 3.2%.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **03** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

EXPORT

Volumes are given in thousand of barrels per day, except petrochemical products, which are given in thousand tons and dry gas which is given in million cubic feet per day.

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

NON APPLICABLE SINCE PEMEX HAS NOT REPORTED ANY PROJECT AS A RELEVANT EVENT.

TRANSLATION INTO MEXICAN CURRENCY OF THE AMOUNTS THAT ARE REPORTED BY THE COMPANIES IN FOREIGN CURRENCY IN THE FINANCIAL STATEMENTS IS DONE AS OF JANUARY 1, 2008, IN ACCORDANCE WITH THE PROVISIONS OF BULLETIN B-15 OF NORMAS DE INFORMACIÓN FINANCIERA (MEXICAN FINANCIAL REPORTING STANDARDS OR "NIFs"), (PREVIOUSLY DENOMINATED "GENERALLY ACCEPTED ACCOUNTING PRINCIPLES"), AS FOLLOWS:

TILL DECEMBER 21, 2007 SUCH TRANSLATION WAS MADE IN ACCORDANCE WITH THE PROVISIONS OF BULLETIN B-15 OF NORMAS DE INFORMACIÓN FINANCIERA (MEXICAN FINANCIAL REPORTING STANDARDS OR "NIFs"), (PREVIOUSLY DENOMINATED "GENERALLY ACCEPTED ACCOUNTING PRINCIPLES", AS FOLLOWS:

BALANCE SHEET.- ALL BALANCE SHEET ITEMS WERE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE DATE OF THE BALANCE SHEET.

STATEMENT OF RESULTS.- ALL STATEMENT OF RESULTS ITEMS WERE TRANSLATED AT THE AVERAGE EXCHANGE RATE OF THE CORRESPONDING FISCAL YEAR.

THE RESULTING DIFFERENCE IN THE TRANSLATION OF THE FINANCIAL STATEMENTS IS REGISTERED IN THE EQUITY, AS A RESULT OF TRANSLATION.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTER: **03** YEAR: **2008**

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

NA	0	0	0	0	0	0	0	244,221,822
TOTAL			0	0	0	0	0	244,221,822

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES

PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: ______________________________
Guadalupe Merino Bañuelos
Associate Managing Director of Finance

Date:

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe", "expects," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

END